UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Fourth quarter 2019 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México
2.	Fourth quarter 2019 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 31, 2020

Item 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 4Q19 Consolidated Results

III.	Analysis of 4Q19 Consolidated Results

IV.	Relevant Events, Transactions and Activities

V.	Responsible Banking

VI.	Credit Ratings

VII.	4Q19 Earnings Call Dial-In Information

VIII.	Analyst Coverage

IX.	Definition of Ratios

X.	Consolidated Financial Statements

XI.	Notes to Consolidated Financial Statements

Earnings Release | 4Q.2019
Banco Santander México	1

Banco Santander México Reports Fourth Quarter 2019 Net Income of Ps.4,916 Million

-	Finalized the three-year investment plan to accelerate the transformation of the Bank operationally and digitally.

-	Loan growth mainly driven by mortgages, credit cards and payroll loans, along with government.

-	Continue attracting individual deposits, while further enhancing ability to cross-sell products.

-	Solid quarter with strong net interest income and healthy asset quality.

Mexico City – January 30th, 2020, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and twelve-month periods ending December 31st, 2019.

Banco Santander México reported net income of Ps.4,916 million in 4Q19, representing a YoY increase of 7.1% and a QoQ decrease of 10.9%. On a cumulative basis, net income for 12M19 reached Ps.21,332 million, representing a 8.9% YoY increase.

HIGHLIGHTS
Results (Million pesos)	4Q19	3Q19	4Q18	%QoQ	%YoY	12M19	12M18	%YoY
Net interest income	16,727	16,589	16,203	0.8	3.2	66,353	61,408	8.1
Fee and commission, net	4,325	4,580	4,230	(5.6)	2.2	18,028	16,832	7.1
Core revenues	21,052	21,169	20,433	(0.6)	3.0	84,381	78,240	7.8
Provisions for loan losses	4,862	4,478	4,838	8.6	0.5	18,112	17,751	2.0
Administrative and promotional expenses	10,344	9,783	9,228	5.7	12.1	38,865	35,294	10.1
Net income	4,916	5,517	4,590	(10.9)	7.1	21,332	19,584	8.9
Net income per share[1]	0.73	0.81	0.68	(10.9)	6.7	3.14	2.89	8.8

Balance Sheet Data (Million pesos)	Dic-19	Sep-19	Dic-18	%QoQ	%YoY	Dic-19	Dic-18	%YoY
Total assets	1,411,994	1,460,741	1,381,570	(3.3)	2.2	1,411,994	1,381,570	2.2
Total loans	713,680	697,326	682,848	2.3	4.5	713,680	682,848	4.5
Deposits	692,537	683,590	693,812	1.3	(0.2)	692,537	693,812	(0.2)
Shareholders´ equity	138,695	139,700	125,693	(0.7)	10.3	138,695	125,693	10.3

Key Ratios (%)	4Q19	3Q19	4Q18	bps QoQ	bps YoY	12M19	12M18	bps YoY
Net interest margin	5.39	5.74	5.44	(35)	(5)	5.61	5.47	14
Net loans to deposits ratio	99.95	98.89	95.38	106	457	99.95	95.38	457
ROAE	14.88	16.63	15.18	(175)	(30)	16.14	16.19	(5)
ROAA	1.41	1.55	1.36	(14)	5	1.53	1.45	8
Efficiency ratio	47.21	45.11	46.63	210	58	45.37	45.14	23
Capital ratio	16.37	16.89	15.91	(52)	46	16.37	15.91	46
NPLs ratio	2.28	2.33	2.36	(5)	(8)	2.28	2.36	(8)
Cost of Risk	2.60	2.62	2.72	(2)	(12)	2.60	2.72	(12)
Coverage ratio	132.02	130.82	131.16	120	86	132.02	131.16	86

Operating Data	Dic-19	Sep-19	Dic-18	%QoQ	%YoY	Dic-19	Dic-18	%YoY
Branches	1,209	1,223	1,219	(1.1)	(0.8)	1,209	1,219	(0.8)
Branches and offices[2]	1,402	1,411	1,393	(0.6)	0.6	1,402	1,393	0.6
ATMs	9,015	8,866	8,384	1.7	7.5	9,015	8,384	7.5
Customers	18,134,468	17,739,373	16,690,063	2.2	8.7	18,134,468	16,690,063	8.7
Employees	19,975	19,876	18,979	0.5	5.2	19,975	18,979	5.2

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 4Q.2019
Banco Santander México	2

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “Santander México registered a solid performance in the fourth quarter, finishing a year that produced high-quality operating and financial results. Net income grew 9% year-on-year, supported by strong core earnings coupled with disciplined risk management, despite softer-than-expected economic conditions and the final stage of our investment plan. Our loan portfolio was supported by the retail segments as well as government lending, while we continued attracting more individual deposits and further enhanced our ability to cross-sell products to retail customers. Although Mexico’s economy has remained stagnant, our asset quality improved year-on-year, thanks to our prudent growth strategy and stringent origination criteria.

We are very pleased of what we have achieved with of our investment plan. During the last three years, we transformed our distribution network and significantly upgraded our technology, as we reorganized our business to drive innovation and invest in infrastructure. In the process, we enhanced and digitized our processes and operations in order to provide higher-quality customer service and strengthen client loyalty.

By the end of 2019, we reached 3.2 million loyal customers, doubling what we had prior to implementing our strategy. Further, our investments and efforts to digitalize our customer base and build loyalty also led to a three-fold increase in digital clients, who numbered 4.2 million at the close of the quarter, while our mobile customer base expanded more than four times to 3.8 million. Importantly, growth in retail demand deposits has contributed to a better mix that will be the long-lasting source for lowering our funding costs.

We are proud of our financial inclusion program, TUIIO, as it is effectively contributing to greater financial inclusion of Mexico’s unbanked population. At year-end, Santander operated 85 TUIIO branches in 18 states, serving more than 105,000 customers. The program’s total loan portfolio stood at Ps.261 million, with more than Ps.1 billion of loan origination since its inception, two years ago.

Although we still have more ground to cover to transform our bank operationally and culturally, we have reached a point where we have closed a significant technological gap versus our peers and have laid solid foundations to continue building a stronger and more profitable bank. And while domestic and global economic conditions can be expected to remain challenging, we are confident in maintaining our profitable growth momentum in the years ahead in a business environment that we anticipate being more supportive.”

Earnings Release | 4Q.2019
Banco Santander México	3

SUMMARY OF FOURTH QUARTER 2019 CONSOLIDATED RESULTS

Loan portfolio

Banco Santander México’s total loan portfolio, as of Dec-19, increased 4.5% YoY, or Ps.30,832 million, to Ps.713,680 million, and 2.3%, or Ps.16,354 million, on a sequential basis.

The uptick in growth during the year was mainly explained by the good dynamics in mortgage, payroll and government loans, despite continued soft dynamics in the economy. In this environment, the Bank continues with a prudent approach to risk management and trading.

Deposits

Deposits, which represent 83.9% of Banco Santander México’s total funding1, decreased 0.2% YoY in Dec-19, and increased 1.3% sequentially. In turn, term deposits increased 4.4% YoY, still supported by the high interest rate environment, while demand deposits decreased 2.5% YoY, due to a contraction in demand deposits from corporates of 7.6% YoY. It is worth noting that demand deposits from individuals expanded by 8.8% YoY.

In Dec-19, term deposits from individuals represented 34.8% of total term deposits, compared with 32.7% in Dec-18. Demand deposits from individuals represented 34.3% of total demand deposits, compared with 30.7% in Dec-18. Total deposits from individuals expanded 9.6% YoY, supported by the Bank’s strategy focused on prioritizing individual deposits and foregoing certain expensive corporate deposits. The 4.7% contraction in corporate deposits was concentrated in a handful of clients with significant amounts..

The loans-to-deposits ratio stood at 99.95% in Dec-19, which compares with 95.38% in Dec-18, and 98.89% in Sep-19, maintaining a sound funding position.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 4Q.2019
Banco Santander México	4

Net income

Banco Santander México reported 4Q19 net income of Ps.4,916 million, representing an increase of 7.1% YoY and a decrease of 10.9% QoQ. On a cumulative basis, net income for 12M19 reached Ps.21,332 million, representing an 8.9% YoY increase. Net interest income, higher fees along with solid trading gains drove robust growth, despite a higher effective tax rate.

Net income statement
Million pesos				% Variation				% Variation
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	19/18
Net interest income	16,727	16,589	16,203	0.8	3.2	66,353	61,408	8.1
Provisions for loan losses	(4,862)	(4,478)	(4,838)	8.6	0.5	(18,112)	(17,751)	2.0
Net interest income after provisions for loan losses	11,865	12,111	11,365	(2.0)	4.4	48,241	43,657	10.5
Commission and fee income, net	4,325	4,580	4,230	(5.6)	2.2	18,028	16,832	7.1
Net gain (loss) on financial assets and liabilities	1,461	1,101	(188)	32.7	877.1	3,458	1,992	73.6
Other operating income	(601)	(582)	(455)	3.3	32.1	(2,174)	(2,048)	6.2
Administrative and promotional expenses	(10,344)	(9,783)	(9,228)	5.7	12.1	(38,865)	(35,294)	10.1
Operating income	6,706	7,427	5,724	(9.7)	17.2	28,688	25,139	14.1
Income taxes (net)	(1,790)	(1,910)	(1,134)	(6.3)	57.8	(7,356)	(5,555)	32.4
Net income	4,916	5,517	4,590	(10.9)	7.1	21,332	19,584	8.9
Effective tax rate (%)	26.69	25.72	19.81			25.64	22.10

Earnings Release | 4Q.2019
Banco Santander México	5

4Q19 vs 4Q18

The 7.1% year-on-year increase in net income was principally driven by:

i)	An Ps.1,649 million, increase in net gains on financial assets and liabilities, mainly resulting from improved market activity that drove higher client flows, supporting market-making activity;

ii)	A 3.2%, or Ps.524 million, increase in net interest income, supported by steady growth in retail loans; and

iii)	A 2.2%, or Ps.95 million, increase in net commissions and fees, mainly due to increases in debit and credit card usage and insurance fees.

The increase in net income was partially offset by:

i)	A 12.1%, or Ps.1,116 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses, depreciation and amortization, and cash transportation services;

ii)	A 57.8%, or Ps.656 million, increase in income taxes, which resulted in a 26.69% effective tax rate in the quarter, compared to 19.81% in 4Q18;

iii)	A 32.1%, or Ps.146 million, increase in other operating expenses, mostly resulting from higher write-offs, higher premiums paid for SMEs loan guarantees, and higher expenses related to portfolio recoveries; and

iv)	A 0.5%, or Ps.24 million, increase in provisions for loan losses.

12M19 vs 12M18

Net income growth of 8.9% for 12M19 was mainly due to:

i)	An 8.1%, or Ps.4,945 million, increase in net interest income, supported by solid growth in the retail loan portfolios, coupled with higher interest rates.

ii)	A 73.6%, or Ps.1,466 million, increase in net gains on financial assets and liabilities, as a consequence of higher than top end of the historical range results in 2019 compared to lower than bottom end results in 2018; and

iii)	A 7.1%, or Ps.1,196 million, increase in net commissions and fees, mainly due to increases in debit and credit card usage and, insurance fees.

The increase in net income was partially offset by:

i)	A 10.1%, or Ps.3,571 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses, depreciation and amortization, other expenses, technology services, and cash transportation services;

ii)	A 32.4%, or Ps.1,801 million, increase in income taxes, which resulted in a 25.64% effective tax rate in 12M19, compared to 22.10% in 12M18;

iii)	A 2.0%, or Ps.361 million, increase in provisions for loan losses; and

iv)	A 6.2%, or Ps.126 million, increase in other operating expenses.

Earnings Release | 4Q.2019
Banco Santander México	6

Gross operating income

Banco Santander México’s gross operating income for 4Q19 totaled Ps.22,513 million, representing increases of 11.2% YoY and 1.1% QoQ, driven by strong performance across the business. Core earnings accounted for 94% of gross operating income, while market-related income was above the Bank’s average historical levels of Ps.600 to Ps.800 million. Gross operating income for 12M19 amounted to Ps.87,839 million, increasing 9.5% from 12M18.

Gross operating income is broken down as follows:

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	YoY
Net Interest Income	74.30	74.49	80.03	(19)	(573)	75.54	76.54	(100)
Net Commissions and Fees	19.21	20.57	20.89	(136)	(168)	20.52	20.98	(46)
Market related income	6.49	4.94	(0.92)	155	741	3.94	2.48	146
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 4Q19 decreased 30 basis points to 14.88%, from 15.18% reported in 4Q18 and by 175 basis points from 16.63% in 3Q19. The annual decrease is a consequence of the 10.1% YoY expansion in shareholders’ equity, which outpaced the 7.1% YoY increase in net income. For 12M19, ROAE stood at 16.14%, 5 basis points lower than the 16.19% reported in 12M18.

ROAE[1]

-30bps
-5bps
15.18%
16.40%
17.29%
16.63%
14.88%
-175bps
16.19%
16.14%
4Q18
1Q19
2Q19
3Q19
4Q19
12M18
12M19

Earnings Release | 4Q.2019
Banco Santander México	7

Strategic initiatives and commercial actions

In order to support Santander México’s goal of becoming a leader in profitability, the Bank launched a strategy focused on becoming the primary bank of a growing number of loyal and digital customers, on enhancing its product offering and on optimizing processes and infrastructure with the latest technology. For that purpose, in 2017 Santander México launched a three-year investment program aimed at strengthening the Bank’s franchise and positioning the Bank to boost profitability while also becoming more client centric.

Santander México has reached the end of the third and final year of its investment program showing the following progress:

➢	With 53% of the investment resources destined to the transformation of the distribution network, last generation technology and infrastructure, the Bank was able to catch-up with peer’s technology and enhance the customer’s journey.

▪	In 2016, Santander México launched “Súper Digital”, a fully digital account, which addresses non-banked clients or digital natives who prefer bypassing a bank branch. As of 4Q19, we had over 376,600 of these accounts.

▪	In late 2017, the Bank launched a digital factory with strategic partners and employing an agile methodology to digitize the Bank’s operations and upgrade platforms and processes. The factory works along with fintechs and companies like MasterCard, Accenture and IBM to allow Santander customers to do almost any banking transaction from their smartphones, as well as digitizing the Bank’s internal processes. The factory has launched over 100 functionalities to digitize products and processes that improve our digital customer’s experience. These features include Face ID access, card-less cash withdrawals, customized personal savings plan “Mis Metas”, the programming of direct debits through the “Go Pay” functionality, contactless payments through smart-watches, and managing credit card clarifications of unrecognized charges. Banxico’s CoDi payments system is embedded in the app, and it also offers customers instant money transfers through Whatsapp and other messaging platforms, regardless of whether they already have an account with Santander or not. This service, called Santander TAP, has more than 100,000 enrolled customers with more than half a million transactions in its first seven months of operation.

▪	The “Súper Wallet” app was launched in 2017 to support the migration to digital banking. This app was designed for managing credit and debit cards by allowing the blocking and unblocking of cards at any time, checking balances in real time, making contactless payments, generating credit card PINs, and keeping track of and paying with rewards points “Puntos Recompensas”.

▪	Important improvements in terms of digital customer onboarding processes were achieved, which has allowed the Bank to significantly reduce account opening time and prepare new customers for immediate cross selling opportunities. The Bank also updated its call center system and CRM which now provide better tools to cross sell and improve the customer service.

▪	Investments in data analytics and quality enhancements have been key to boosting customer acquisitions, attracting more payrolls, and cross-selling more products, all of which has been crucial to strengthening customer loyalty and increasing revenues.

▪	Regarding the Santander México’s distribution network capabilities, full-function ATMs reached 1,093 (10 times what the Bank had 3 years ago), reaching to the Bank’s natural market share in ATMs. In addition, 73% of the traditional ATMs are new, that amounts to 5,782 ATMs over the past 3 years. The Bank is also completing the roll out of a new ATM platform.

▪	By identifying more than 800 micro-markets in Mexico, the Bank was able to tailor its branches according to each micro-market’s needs, allowing better customer service. A total of 541 branches, which is almost half of the Bank’s branch network, have been transformed into the SmartRed format over the past three years. This model promotes the use of digital channels and self-service. In terms of incentives, the distribution network model was also transformed, whereby branch managers are responsible for their branches’ own P&L and cost of risk.

Earnings Release | 4Q.2019
Banco Santander México	8

▪	Among the innovative formats that were introduced, lies the first Work Café in Mexico, a co-working space for both clients and non-clients, which in its two months of operations has shown an NPS of 92%. Santander México replicated this format which has been implemented in other geographies of the Group, given its success in terms of strengthening relationships with existing customers and giving more visibility on Santander’s broad portfolio of financial services.

▪	Five “Agile” branches were opened. This new format specializes in transactions, offering a personal and self-service experience, with extended service hours, and with a maximum waiting time of 15 minutes.

▪	In addition, the Bank plans to open 50 digital kiosks, called “Islas Financieras“, in 39 cities across Mexico. At these locations, customers are offered personalized assistance for using digital channels.

▪	Investments in other infrastructure included opening 10 new corporate centers throughout the country, including Artz (Mexico City), Saqqara (Monterrey), Chihuahua, Arboledas, León, MidTown, Metro Norte Toreo, Culiacán, Hermosillo and Patio Santa Fe.

➢	Cross-selling and loyalty initiatives accounted for 33% of the investment program. These initiatives were aimed at boosting customer acquisition, building loyalty, attracting more payrolls, develop data analytics and enhance quality, which has been key for successful cross-selling.

▪	For attracting new customers and increasing loyalty of existing ones, Santander launched several initiatives:

-	“Santander Plus”, the loyalty program designed for attracting payroll accounts and rewarding loyalty of existing customers, has now 7.2 million customers enrolled, 53% of them are new to the bank.

-	Santander attracted 1.3 million net payrolls in the past three years; 36% more than what the Bank had in 2016, with almost 560,000 of those opened in the last twelve months.

-	The “Santander-Aeroméxico” co-branded credit card has now more than one million cardholders, with 32% being new to the bank.

-	The launch of the “Hipoteca Plus” mortgage program is helping attract more loyal customers. In 2019, 77% of new mortgage loans were linked to “Hipoteca Plus”.

▪	These loyalty initiatives allowed the Bank to reach 3.2 million loyal customers by the end of 2019, twice as much compared to the level Santander México had in 2016, prior to implementing the loyalty strategy and investment plan. This number of loyal customers represented 33% of active customers in 2019, 12 percentage points higher than in 2016.

▪	With this increase in loyal customer penetration, the share of individual demand deposits has expanded by 610 bps to 34% of our total demand deposits, contributing to a better mix that will help reduce our funding costs.

▪	The Bank’s investments and efforts to further digitize its customer base and build loyalty led to a 3.0x increase in digital clients, which reached 4.2 million by year-end 2019, while the mobile customer base expanded more than four times to 3.8 million in the same period. Mobile monetary transactions by individuals accounted for 87% of total digital monetary transactions by individuals in 2019, up from 57% back in 2017.

Earnings Release | 4Q.2019
Banco Santander México	9

▪	In the commercial segment, Santander continues to consolidate leading positions in Mexico’s key commercial banking segments, such as SMEs and middle-market, as the Bank aims to become one of the top three players in corporate and investment banking in the country.

-	In 2018, the Bank launched a new electronic banking platform designed for large companies and SMEs that is available through smartphones and tablets to facilitate daily operations and treasury management.

-	With “Crédito Digital para PyMEs” the Bank reduced the approval time for SME loans from 48 hours to 60 minutes.

-	“Comercio Plus”, a Santander Plus-like loyalty program, was designed especially for SMEs and individuals with commercial activity, seeking to drive loyalty through POS services, payroll and financing.

-	The commercial alliance with CONTPAQi, a leading company in accounting software for SMEs with 35% market share in its segment, announced in 2019, aims to develop financial products that meet SMEs’ specific needs and to offer credit based on their transactional information.

-	During 2019, in terms of volumes operated, we consolidated our leadership in Project Finance, ECM, M&A, ETDs and local DCM.

➢	The remaining 14% of the investment program funds was used to expand the Bank’s product offering and increase its value proposition.

▪	With regards to Santander México’s financial inclusion program, “TUIIO”, the Bank had 85 TUIIO branches in 18 states by the end of 4Q19, serving more than 105,000 customers. The total loan portfolio stood at Ps. 261 million, which implied more than 1 billion pesos of loan origination. This program, which serves mostly women, is effectively contributing to financial inclusion of Mexico’s unbanked population. Since TUIIO began operations, more than half of its customers have used an ATM and/or have obtained a debit card for the first time in their lives.

▪	In the auto loans business, “Super Auto”, the Bank is working with 657 dealers and more than 100 automotive groups nationwide. By December 2019, the loan portfolio totaled over Ps. 2.2 billion. Established alliances with Peugeot, Suzuki and KTM are positioning Banco Santander México as their main financial partner for branded financing of cars and motorcycles with personalized offers.

▪	Santander successfully launched a commercial alliance with a leading insurance broker, allowing the Bank to offer P&C insurance to commercial customers and complementing the existing offer of insurance products.

▪	Recently, the Bank retained a dedicated team that will grow organically the leasing business that is highly complementary to the product offering we currently have for mid-market companies.

Customers
(Thousands)				% Variation
	Dec-19	Sep-19	Dec-18	QoQ	YoY
Loyal Customers[1]	3,168	2,980	2,519	6.3	25.8
Digital Customers[2]	4,170	3,815	2,879	9.3	44.8
Santander Plus	7,190	6,686	4,673	7.5	53.9
Santander – Aeroméxico	1,021	1,004	919	1.7	11.1
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMó

Earnings Release | 4Q.2019
Banco Santander México	10

ANALYSIS OF FOURTH QUARTER 2019 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows sustained growth in retail loan segments, reflecting a continued focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	Dec-19	Sep-19	Dec-18	QoQ	YoY
Commercial	444,629	431,963	430,362	2.9	3.3
Middle-market	186,615	185,567	177,662	0.6	5.0
Corporates	94,506	93,838	95,536	0.7	(1.1)
SMEs	76,344	78,075	77,389	(2.2)	(1.4)
Government & Financial Entities	87,165	74,482	79,775	17.0	9.3

Individuals	269,051	265,363	252,486	1.4	6.6
Consumer	117,122	116,630	110,837	0.4	5.7
Credit cards	59,478	58,960	56,227	0.9	5.8
Other consumer	57,644	57,670	54,610	(0.0)	5.6
Mortgages	151,929	148,733	141,649	2.1	7.3
Total	713,680	697,326	682,848	2.3	4.5

Total loan portfolio rose 4.5% YoY, or Ps.30,832 million, to Ps.713,680 million in Dec-19. On a sequential basis, total loan portfolio increased 2.3%, or Ps.16,354 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 62.3% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 50.1% of the total. Middle-market, Corporate and SME loans represented 26.2%, 13.2% and 10.7% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 37.7% of the total loan portfolio. Mortgage, credit card and consumer loans, represented 21.3%, 8.3% and 8.1% of the total loan portfolio, respectively. The Bank continues with the strategy of prioritizing payroll loans over unsecured personal loans and taking advantage of its strong position in the middle market and SME segments. Since the Bank began focusing on driving payroll loans in 1Q17, it has expanded the share of payroll loans by 9 percentage points to 62.5% of total consumer loans as of 4Q19.

Earnings Release | 4Q.2019
Banco Santander México	11

Loan portfolio breakdown
Million pesos
	Dec-19%		Sep-19%		Dec-18%
Performing loans
Commercial	439,076	61.5	426,180	61.1	424,710	62.2

Individuals	258,323	36.2	254,865	36.5	242,051	35.4
Consumer	112,663	15.8	112,099	16.1	106,576	15.6
Credit cards	57,014	8.0	56,452	8.1	53,821	7.9
Other consumer	55,649	7.8	55,647	8.0	52,755	7.7
Mortgages	145,660	20.4	142,766	20.5	135,475	19.8
Total performing loans	697,399	97.7	681,045	97.7	666,761	97.6

Non-performing loans
Commercial	5,553	0.8	5,783	0.8	5,652	0.8

Individuals	10,728	1.5	10,498	1.5	10,435	1.5
Consumer	4,459	0.6	4,531	0.6	4,261	0.6
Credit cards	2,463	0.3	2,509	0.4	2,406	0.4
Other consumer	1,996	0.3	2,022	0.3	1,855	0.3
Mortgages	6,269	0.9	5,967	0.9	6,174	0.9
Total non-performing loans	16,281	2.3	16,281	2.3	16,087	2.4

Total loan portfolio
Commercial	444,629	62.3	431,963	61.9	430,362	63.0

Individuals	269,051	37.7	265,363	38.1	252,486	37.0
Consumer	117,122	16.4	116,630	16.7	110,837	16.2
Credit cards	59,478	8.3	58,960	8.5	56,227	8.2
Other consumer	57,644	8.1	57,670	8.3	54,610	8.0
Mortgages	151,929	21.3	148,733	21.3	141,649	20.7
Total loan portfolio	713,680	100.0	697,326	100.0	682,848	100.0

As of Dec-19, commercial loans increased 3.3% YoY, driven by government and middle-market loans, which grew 9.3%, and 5.0% YoY, respectively. On contrast, SME and corporate loans showed a contraction of 1.4% and 1.1% YoY, respectively, reflecting soft dynamics in the economy and weak loan demand.

Mortgage loans continued expanding at a solid rate during the quarter, increasing 7.3% YoY and 2.1% sequentially, even after the sale of a Ps.1 billion non-performing loan portfolio in January 2019. The Hipoteca Plus product remains the main driver behind this strong performance, accounting for 77% of total mortgage origination in the quarter. However, mortgage loans were still affected by the run-off of acquired portfolios. Excluding this effect, the mortgage portfolio would have increased 11.7% YoY, higher than average market growth.

Credit card loans increased 5.8% YoY and 0.9% QoQ, while credit card usage continued to grow – up 11.0% this quarter, with still a high percentage of customers paying their balances in full. The Bank further expanded this product by cross-selling credit cards to its payroll and Hipoteca Plus customers, while also supporting healthy asset quality and good levels of profitability. While the sequential growth was supported by higher billing that resulted from the campaign “El Buen Fin”, this was not fully reflected in loan growth, as a large number of customers used their seasonal additional income to pay-off their balances during the quarter.

The Bank´s strategy of prioritizing payroll loans over unsecured personal loans and leveraging its strong position in the middle market and SME segments is driving robust growth in consumer loans. Payroll loans continued expanding at a solid rate during the quarter, increasing 11.1% YoY and 0.2% QoQ, which was above-market growth. In contrast, personal loans decreased 9.6% YoY and 3.3% QoQ, as the Bank focused on further strengthening its payroll franchise.

Earnings Release | 4Q.2019
Banco Santander México	12

Total Deposits

Total deposits in Dec-19 were Ps.692,537 million, a decrease of 0.2% YoY and an increase of 1.3% sequentially. Term deposits increased 4.4% YoY and 1.2% QoQ to Ps.247,616 million. Term deposits from individuals grew 11.1% YoY and 0.9% QoQ, still benefiting from higher interest rates. Demand deposits reached Ps.444,921 million, decreasing 2.5% YoY and increased 1.4% sequentially. Demand deposits from individuals rose 8.8% YoY, while demand deposits from corporates decreased 7.6% YoY.

The focus on driving profitability across the deposit base, by prioritizing retail deposits and foregoing certain expensive corporate deposits that were concentrated in a handful of clients with significant amounts, resulted in a 4.7% YoY contraction in corporate deposits. In turn, individual deposits grew 9.6% YoY, as the Bank continued making headway in attracting and retaining retail clients.

Net interest income

Net interest income
Million pesos				% variation				% variation
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	19/18
Interest on funds available	863	1,017	837	(15.1)	3.1	3,758	3,162	18.8
Interest on margin accounts	188	256	281	(26.6)	(33.1)	1,018	1,008	1.0
Interest and yield on securities	6,657	4,847	5,881	37.3	13.2	20,813	20,285	2.6
Interest and yield on loan portfolio – excluding credit cards	18,524	18,738	18,037	(1.1)	2.7	73,959	67,407	9.7
Interest and yield on loan portfolio related to credit cards	3,898	3,809	3,610	2.3	8.0	14,995	13,762	9.0
Commissions collected on loan originations	142	136	138	4.4	2.9	565	575	(1.7)
Interest and premium on sale and repurchase agreements and securities loans	1,272	1,662	1,705	(23.5)	(25.4)	8,230	6,623	24.3
Interest income	31,544	30,465	30,489	3.5	3.5	123,338	112,822	9.3

Daily average interest- earnings assets	1,241,874	1,156,479	1,190,536	7.4	4.3	1,182,131	1,122,242	5.3

Interest from customer deposits – demand deposits	(2,760)	(3,299)	(2,657)	(16.3)	3.9	(12,260)	(10,330)	18.7
Interest from customer deposits – time deposits	(4,450)	(4,704)	(4,245)	(5.4)	4.8	(17,850)	(15,258)	17.0
Interest from credit instruments issued	(839)	(893)	(680)	(6.0)	23.4	(3,306)	(2,720)	21.5
Interest on bank and other loans	(1,101)	(1,098)	(1,216)	0.3	(9.5)	(4,420)	(4,249)	4.0
Interest on subordinated capital notes	(395)	(402)	(451)	(1.7)	(12.4)	(1,600)	(1,757)	(8.9)
Interest and premium on sale and repurchase agreements and securities loans	(5,272)	(3,480)	(5,037)	51.5	4.7	(17,549)	(17,100)	2.6
Interest expense	(14,817)	(13,876)	(14,286)	6.8	3.7	(56,985)	(51,414)	10.8

Daily average interest-bearing liabilities	1,113,806	1,023,281	1,055,163	8.8	5.6	1,050,366	994,675	5.6

Net interest income	16,727	16,589	16,203	0.8	3.2	66,353	61,408	8.1

Earnings Release | 4Q.2019
Banco Santander México	13

Net interest income in 4Q19 totaled Ps.16,727 million, increasing 3.2% YoY, or Ps.524 million, and 0.8% QoQ, or Ps.138 million.

The 3.2% YoY increase in net interest income resulted from the combination of:

i)	A 3.5%, or Ps.1,055 million, increase in interest income, to Ps.31,544 million, which resulted from the combined effect of a 4.3%, or Ps.51,338 million, increase in average interest-earning assets and an 8 basis points decrease in the average interest rate received; and

ii)	A 3.7%, or Ps.531 million, increase in interest expense, to Ps.14,817 million, stemming from a 5.6%, or Ps.58,643 million, increase in interest-bearing liabilities and a 9 basis points decrease in the average interest rate paid.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 4Q19, stood at 5.39%, compared to 5.44% in 4Q18 and 5.74% in 3Q19. The YoY slight decrease in NIM mainly reflects the performance of the loan portfolio, with government loans outpacing the rest of segments, while the sequential decline is associated to the expansion in our investment in securities portfolio (fixed rate assets), with the intention to reduce the future impact of further decreases in interest rates. On a cumulative basis, NIM for 12M19 reached 5.61%, an increase of 14 basis points vs 12M18, benefiting from stronger growth in retail segments along with higher average interest rates.

Earnings Release | 4Q.2019
Banco Santander México	14

Interest Income

Total average interest earning assets in 4Q19 amounted to Ps.1,241,874 million, increasing 4.3%, or Ps.51,338 million, YoY, mainly driven by 21.9% growth, or Ps.66,755 million, in the average amount of investment in securities, 3.1% growth, or Ps.20,733 million, in the average loan portfolio, and by 17.3% growth, or Ps.12,749 million, in funds available, partly offset by a 35.6% decrease, or Ps.35,976 million, in repurchase agreements, and by a 39.0% decrease, or Ps.12,923 million, in margin accounts. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	4Q18	1Q19	2Q19	3Q19	4Q19
Loan portfolio	57.0	57.6	59.9	59.9	56.3
Investment in securities	25.6	20.7	21.1	22.6	29.9
Repurchase agreements	8.5	13.4	8.6	6.8	5.2
Funds available	6.2	5.7	8.1	8.6	7.0
Margin accounts	2.7	2.6	2.3	2.1	1.6
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 4Q19 generated Ps.22,564 million and accounted for 71.6% of total interest income. The remaining interest income of Ps.8,980 million is broken down as follows: 21.1% from investment in securities, 4.0% from repurchase agreements, 2.7% from funds available, and 0.6% from margin accounts.

Interest income for 4Q19 increased 3.5%, or Ps.1,055 million YoY, to Ps.31,544 million, mainly reflecting higher interest income from investment in securities and total loan portfolio, which increased 13.2%, or Ps.776 million, and 3.6%, or Ps.775 million, respectively, partly offset by a 25.4%, or Ps.433 million, decrease in repurchase agreements.

The average interest yield on interest-earning assets in 4Q19 stood at 9.94%, decreasing 8 basis points from 10.02% in 4Q18. Sequentially, the average interest yield on interest-earning assets decreased 37 basis points from 10.31% in 3Q19. During the quarter, the Mexican Central Bank (Banxico) made two interest rate cuts of 25 basis points each, totaling 50 basis points.

In 4Q19, the average interest rate on the total loan portfolio stood at 12.56%, increasing 7 basis points YoY, supported by the solid performance in the retail loan segments. The average interest rate on the consumer portfolio stood at 25.74%, increasing 66 basis points YoY, while the yield of credit card loans stood at 25.51%, increasing 25 basis points YoY, due to the Bank’s strategy of rebalancing its portfolio toward a more profitable product mix. The average interest rate on the investment in securities portfolio stood at 7.02%, decreasing 54 basis points YoY.

Earnings Release | 4Q.2019
Banco Santander México	15

Interest income
Million Pesos	4Q19			4Q18			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	88,653	863	3.9	73,904	837	4.43	17.3	3.1	(53)
Margin accounts	20,198	188	3.64	33,121	281	3.32	(39.0)	(33.1)	32
Investment in securities	371,223	6,657	7.02	304,468	5,881	7.56	21.9	13.2	(54)
Loan portfolio	698,817	22,422	12.56	678,084	21,647	12.49	3.1	3.6	7
Commissions collected on loan originations	0.	142	n.a.	0	138	n.a.	n.a.	2.9	n.a.
Sale and repurchase agreements and securities loans	64,983	1,272	7.66	100,959	1,705	6.61	(35.6)	(25.4)	105
Interest income	1,241,874	31,544	9.94	1,190,536	30,489	10.02	4.3	3.5	(8)

As previously explained, the main contributor to interest income growth was the 3.6%, or Ps.775 million, increase in interest income from the total loan portfolio. This increase resulted from a 3.1%, or Ps.20,733 million, rise in average loan portfolio volume, and a 7 basis points increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Mortgages: 7.3%, or Ps.10,158 million, with a 10.00% interest yield, which increased 5 bps;

▪	Credit Cards: 6.9%, or Ps.3,885 million, with a 25.51% interest yield, which increased 25 bps;

▪	Commercial: 0.8%, or Ps.3,455 million, with a 9.90% interest yield, which decreased 16 bps; and

▪	Consumer: 6.0%, or Ps.3,234 million, with a 25.74% interest yield, which increased 66 bps.

Interest income from investment in securities increased 13.2%, or Ps.776 million, which resulted from the combined effect of an increase of 21.9%, or Ps.66,755 million, in average volume, and a 54 basis points decrease in the average interest rate. Interest income from repurchase agreements decreased 25.4%, or Ps.433 million, which resulted from the combined effect of a 35.6%, or Ps.35,976 million, decrease in average volume, and a 105 basis points increase in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,113,806 million, increasing 5.6%, or Ps.58,643 million YoY, and were driven by increases of 17.1%, or Ps.43,154 million, in repurchase agreements, 12.3%, or Ps.5,834 million, in credit instruments issued, and a 6.1%, or Ps.24,149 million, in demand deposits. These increases were partly offset by a 10.8%, or Ps.6,277 million, decrease in bank and other loans, 8.5%, or Ps.2,320 million, decrease in subordinated capital notes, and 2.1%, or Ps.5,897 million, in term deposits.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	4Q18	1Q19	2Q19	3Q19	4Q19
Demand deposits	37.5	39.1	40.9	42.2	37.7
Time deposits	26.1	25.4	25.9	26.5	24.2
Sale and repurchase agreements and securities loans	23.8	23.3	19.4	18.3	26.4
Bank and other loans	5.5	5.4	6.1	5.2	4.7
Credit instruments issued	4.5	4.3	5.2	5.3	4.8
Subordinated capital notes	2.6	2.5	2.5	2.5	2.2
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 4Q19 amounted to Ps.7,210 million and Ps.5,272 million, respectively, accounting for 48.6% and 35.6% of interest expenses. The remaining Ps.2,335 million was paid as follows: 7.4% on bank and other loans, 5.7% on credit instruments issued, and 2.7% on subordinated debentures.

Earnings Release | 4Q.2019
Banco Santander México	16

Interest expense for 4Q19 increased 3.7% YoY, or Ps.531 million, to Ps.14,817 million, mainly driven by higher interest expenses on repurchase agreements, term deposits and demand deposits.

The average interest rate on interest-bearing liabilities decreased 9 basis points to 5.21% in 4Q19. For 4Q19, the average interest rate on the main sources of funding decreased YoY as follows:

▪	83 basis points in repurchase agreements, at an average interest rate paid of 7.00%;

▪	28 basis points in subordinated debentures, at an average interest rate paid of 6.18%; and

▪	6 basis points in demand deposits, at an average interest rate paid of 2.57%.

Interest expense
Million pesos	4Q19			4Q18			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	419,468	2,760	2.57	395,319	2,657	2.63	6.1	3.9	(6)
Time deposits	269,265	4,450	6.47	275,162	4,245	6.04	(2.1)	4.8	43
Credit instruments issued	53,229	839	6.17	47,395	680	5.61	12.3	23.4	56
BBank and other loans	52,030	1,101	8.28	58,307	1,216	8.16	(10.8)	(9.5)	12
Subordinated capital notes	25,008	395	6.18	27,328	451	6.46	(8.5)	(12.4)	(28)
Sale and repurchase agreements and securities loans	294,806	5,272	7.00	251,652	5,037	7.83	17.1	4.7	(83)
Interest expense	1,113,806	14,817	5.21	1,055,163	14,286	5.3	5.6	3.7	(9)

Earnings Release | 4Q.2019
Banco Santander México	17

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability in its deposit base. The average balance of demand deposits expanded 6.1% YoY, while the average balance of term deposits decreased 2.1%, resulting in increases of 3.9% and 4.8% in interest paid on demand and term deposits, respectively.

The 4.7%, or Ps.235 million, increase in interest expenses on repurchase agreements resulted from the combined effect of a 17.1%, or Ps.43,154 million, increase in the average balance and an 83 basis points decrease in the average interest rate paid.

Provisions for loan losses and asset quality

During 4Q19, provisions for loan losses amounted to Ps.4,862 million, which represented an increase of 0.5%, or Ps.24 million, YoY, and an 8.6%, or Ps.384 million, on a sequential basis, as provisions for consumer loans had a seasonal effect, due to the “Buen Fin” campaign in November. At the same time, provisions for consumer loans tend to be higher in the second half of the year, due to back-to-school spending in August and September.

Please note that because of new accounting rules effective at the beginning of 2019, banks are required to record recoveries in the provision account. Previously, recoveries were booked in the other income line. For comparative purposes, provisions for 2018 are net of recoveries.

Loan Loss Reserves
Million pesos				% Variation				% Variation
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	YoY
Commercial	1,704	1,208	1,230	41.1	38.6	5,257	5,268	(0.2)
Consumer	3,010	2,994	2,939	0.5	2.4	12,079	11,193	7.9
Mortgages	147	276	669	(46.8)	(78.0)	775	1,290	(39.9)
Total	4,862	4,478	4,838	8.6	0.5	18,112	17,751	2.0

Cost of Risk (%)
				Variation (bps)
	4Q19	3Q19	4Q18	QoQ	YoY
Commercial	1.20	1.10	1.29	10	(9)
Consumer	10.57	10.65	10.31	(8)	26
Mortgages	0.53	0.90	0.95	(37)	(42)
Total	2.60	2.62	2.72	(2)	(12)

Non-performing loans at Dec-19 increased Ps.194 million YoY, or 1.2%, to Ps.16,281 million, and remained flat on a sequential basis. The NPL ratio for Dec-19 stood at 2.28%, an 8 basis points decline from the 2.36% reported in Dec-18. Sequentially, the NPL ratio, decreased 5 basis points from 2.33% in Sep-19.

Earnings Release | 4Q.2019
Banco Santander México	18

The YoY increase in non-performing loans was mainly due to an increase of 4.6%, or Ps.198 million, in consumer loans (including credit cards), together with a 1.5%, or Ps.95 million, increase in mortgage loans. Commercial loans decreased 1.8%, or Ps.99 million.

NPLs for the mortgage loan portfolio decreased 23 basis points YoY and increased 12 basis points sequentially. Consumer loan NPLs (including credit cards) decreased 3 basis point YoY and 7 basis points QoQ. At the same time, commercial loan NPLs decreased 6 basis point YoY and 9 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 38.5%, commercial loans 34.1% and consumer loans (including credit cards) 27.4%.

Non-Performing loan ratio (%)
				Variation (bps)
	Dec-19	Sep-19	Dic-18	QoQ	YoY
Commercial	1.25	1.34	1.31	(9)	(6)

Individuals
Consumer	3.81	3.88	3.84	(7)	(3)
Credit Card	4.14	4.25	4.28	(11)	(14)
Other consumer	3.46	3.51	3.40	(5)	6
Mortgages	4.13	4.01	4.36	12	(23)
Total	2.28	2.33	2.36	(5)	(8)

The aforementioned variations in non-performing loans led to an NPL ratio of 2.28% in Dec-19, decreasing 8 basis points from 2.36% in Dec-18 and 5 basis point compared to the 2.33% reported in Sep-19. The current NPL ratio reflects Banco Santander México’s strong focus on prudent risk management and continuous focus of loan portfolio origination.

Finally, the coverage ratio for Dec-19 stood at 132.02%, an increase from 131.16% in Dec-18 and from 130.82% in Sep-19.

Earnings Release | 4Q.2019
Banco Santander México	19

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	19/18
Commission and fee income
Debit and credit card	2,520	2,447	2,266	3.0	11.2	9,590	8,186	17.2
Account management	379	374	308	1.3	23.1	1,438	1,215	18.4
Collection services	715	727	680	(1.7)	5.1	2,930	2,832	3.5
Investment funds	404	400	395	1.0	2.3	1,568	1,569	(0.1)
Insurance	1,277	1,217	1,098	4.9	16.3	5,037	4,573	10.1
Purchase-sale of securities and money market transactions	218	252	276	(13.5)	(21.0)	905	1,100	(17.7)
Checks trading	57	59	60	(3.4)	(5.0)	244	242	0.8
Foreign trade	298	308	318	(3.2)	(6.3)	1,276	1,255	1.7
Financial advisory services	154	485	214	(68.2)	(28.0)	1,335	1,206	10.7
Other	228	235	270	(3.0)	(15.6)	933	905	3.1
Total	6,250	6,504	5,885	(3.9)	6.2	25,256	23,083	9.4

Commission and fee expense
Debit and credit card	(1,055)	(1,052)	(968)	0.3	9.0	(4,093)	(3,679)	11.3
Investment funds	0	(1)	0	100.0	0.0	(1)	(1)	0.0
Insurance	(35)	(39)	(17)	(10.3)	105.9	(122)	(105)	16.2
Purchase-sale of securities and money market transactions	(32)	(84)	(107)	(61.9)	(70.1)	(177)	(307)	(42.3)
Checks trading	(8)	(11)	(5)	(27.3)	60.0	(31)	(26)	19.2
Financial advisory services	(33)	(77)	(2)	(57.1)	1,550.0	(136)	(5)	2,620.0
Bank Correspondents	(208)	(208)	(165)	0.0	26.1	(802)	(718)	11.7
Other	(554)	(452)	(391)	22.6	41.7	(1,866)	(1,410)	32.3
Total	(1,925)	(1,924)	(1,655)	0.1	16.3	(7,228)	(6,251)	15.6

Commission and fee income, net
Debit and credit card	1,465	1,395	1,298	5.0	12.9	5,497	4,507	22.0
Account management	379	374	308	1.3	23.1	1,438	1,215	18.4
Collection services	715	727	680	(1.7)	5.1	2,930	2,832	3.5
Investment funds	404	399	395	1.3	2.3	1,567	1,568	(0.1)
Insurance	1,242	1,178	1,081	5.4	14.9	4,915	4,468	10.0
Purchase-sale of securities and money market transactions	186	168	169	10.7	10.1	728	793	(8.2)
Checks trading	49	48	55	2.1	(10.9)	213	216	(1.4)
Foreign trade	298	308	318	(3.2)	(6.3)	1,276	1,255	1.7
Financial advisory services	121	408	212	(70.3)	(42.9)	1,199	1,201	(0.2)
Bank Correspondents	(208)	(208)	(165)	0.0	26.1	(802)	(718)	11.7
Other	(326)	(217)	(121)	50.2	169.4	(933)	(505)	84.8

Total	4,325	4,580	4,230	(5.6)	2.2	18,028	16,832	7.1

In 4Q19, net commission and fee income totaled Ps.4,325 million, increasing 2.2% YoY, or Ps.95 million, and decreasing 5.6%, or Ps.255 million, QoQ. On a yearly basis, commission and fee income increased 6.2%, or Ps.365 million, while commission and fee expense increased 16.3%, or Ps.270 million.

Earnings Release | 4Q.2019
Banco Santander México	20

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 33.9% of the total, followed by insurance fees and collection services fees, which accounted for 28.7% and 16.5% of total commissions and fees, respectively.

Net commissions and fees
Breakdown (%)
	4Q19	3Q19	4Q18	12M19	12M18
Credit cards	33.9	30.5	30.7	30.5	26.8
Insurance	28.7	25.7	25.6	27.3	26.5
Collection services	16.5	15.9	16.1	16.3	16.8
Investment funds	9.3	8.7	9.3	8.7	9.3
Account management	8.8	8.2	7.3	8.0	7.2
Foreign trade	6.9	6.7	7.5	7.1	7.5
Purchase-sale of securities and money market transactions	4.3	3.7	4.0	4.0	4.7
Financial advisory services	2.8	8.9	5.0	6.7	7.1
Checks trading	1.1	1.0	1.3	1.2	1.3
Bank correspondents	(4.8)	(4.6)	(3.9)	(4.5)	(4.2)
Other	(7.5)	(4.7)	(2.9)	(5.3)	(3.0)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees rose 2.2% YoY in 4Q19, mostly as a result of the following increases:

i)	12.9%, or Ps.167 million, in debit and credit card fees. Fee income was up 11.2%, driven by sustained higher usage levels and lower origination costs;

ii)	14.9%, or Ps.161 million, in insurance fees, driven by strong cross-selling opportunities among the Bank’s mortgage and payroll customers, along with the performance of the Bank’s digital car insurance platform; and

iii)	23.1%, or Ps.71 million, in account management, and an increase of 5.1%, or Ps.35 million, in collection and payments, mainly a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transactional activity.

These positive contributions to net commissions and fees were partly offset by the following decreases:

i)	Ps.205 million, increase in other commissions and fees paid; and

ii)	42.9%, or Ps.91 million, in financial advisory services.

On a cumulative basis, net commissions and fees amounted Ps.18,028 million in 12M19, reflecting a YoY increase of 7.1%, or Ps.1,196 million. Commission and fee income increased 9.4%, mainly supported by credit and debit card fees, along with insurance income, while commission and fee expense increased 15.6%, also reflecting higher usage of credit and debit cards.

Earnings Release | 4Q.2019
Banco Santander México	21

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% variation				% variation
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	19/18
Valuation
Foreign exchange	433	59	189	633.9	129.1	386	518	(25.5)
Derivatives	(128)	1,163	(2,411)	(111.0)	(94.7)	3,892	5,444	(28.5)
Equity securities	(86)	13	(230)	(761.5)	(62.6)	(50)	98	(151.0)
Debt instruments	(1,473)	610	974	(341.5)	(251.2)	121	(374)	132.4
Valuation result	(1,254)	1,845	(1,478)	(168.0)	(15.2)	4,349	5,686	(23.5)

Purchase / sale of securities
Foreign exchange	389	156	336	149.4	15.8	975	783	24.5
Derivatives	2,177	(1,261)	2,459	272.6	(11.5)	(3,152)	(3,887)	(18.9)
Equity securities	162	491	(16)	(67.0)	1,112.5	1,150	856	34.3
Debt instruments	(13)	(130)	(1,489)	(90.0)	(99.1)	136	(1,446)	109.4
Purchase -sale result	2,715	(744)	1,290	464.9	110.5	(891)	(3,694)	(75.9)

Total	1,461	1,101	(188)	32.7	877.1	3,458	1,992	73.6

In 4Q19, Banco Santander México reported a Ps.1,461 million net gain from financial assets and liabilities, which compares with a loss of Ps.188 million in 4Q18 and a gain of Ps.1,101 million in 3Q19.

The Ps.1,461 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.2,715 million purchase-sale gain related to gains of Ps.2,177 million, Ps.389 million and Ps.162 million in derivative instruments, foreign exchange and equity securities, respectively. These gains were partly offset by a loss of Ps.13 million in debt instruments; and

ii)	A Ps.1,254 million valuation loss, which resulted from losses of Ps.1,473 million, Ps.128 million and Ps.86 million in debt instruments, derivatives and equity securities, respectively. These losses were partly offset by a gain of Ps.433 million in foreign exchange.

On a cumulative basis, the net gain from financial assets and liabilities for 12M19 reached Ps.3,458 million, representing a 73.6% YoY increase.

Earnings Release | 4Q.2019
Banco Santander México	22

Other operating expense

Other operating income
Million pesos				% variation				% variation
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	19/18

Cancellation of liabilities and reserves	260	216	35	20.4	642.9	636	378	68.3
Interest on personnel loans	74	74	74	0.0	0.0	293	286	2.4
Allowance for losses on foreclosed assets	(16)	(17)	(23)	(5.9)	(30.4)	(91)	(98)	(7.1)
Profit from sale of foreclosed assets	20	26	27	(23.1)	(25.9)	120	97	23.7
Technical advisory and technology services	25	39	14	(35.9)	78.6	97	80	21.3
Portfolio recovery legal expenses and costs	(352)	(268)	(231)	31.3	52.4	(1,121)	(924)	21.3
Premiums paid on guarantees for SMEs loan portfolio	(308)	(281)	(121)	9.6	154.5	(970)	(489)	98.4
Write-offs	(472)	(379)	(199)	24.5	137.2	(1,377)	(1,109)	24.2
Income from sale of loan portfolio	0	0	(1)	0.0	(100.0)	0	(20)	(100.0)
Provision for legal and tax contingencies	(93)	(28)	(102)	232.1	(8.8)	(280)	(520)	(46.2)
Others	261	36	72	625.0	262.5	519	271	91.5

Total	(601)	(582)	(455)	3.3	32.1	(2,174)	(2,048)	6.2

Other operating expenses in 4Q19 totaled Ps.601 million, up from Ps.455 million in 4Q18 and Ps.582 million in 3Q19.

The 32.1%, or Ps.146 million, YoY increase, in other operating expenses in 4Q19 was mainly driven by higher write-offs of Ps.273 million, higher premiums paid on guarantees for SMEs loan portfolio and higher expenses related to portfolio recoveries. The increase was partly offset by an increase of Ps.225 million in cancellation of liabilities and reserves and an increase of Ps.189 million in other operating income.

On a cumulative basis, other operating expenses for 12M19 reached Ps.2,174 million, representing a 6.2%, or Ps.126 million, YoY increase.

Earnings Release | 4Q.2019
Banco Santander México	23

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% variation				% variation
	4Q19	3Q19	4Q18	QoQ	YoY	12M19	12M18	19/18
Salaries and employee benefits	3,843	4,012	3,156	(4.2)	21.8	15,698	14,758	6.4
Credit card operation	84	72	101	16.7	(16.8)	323	333	(3.0)
Professional fees	326	279	129	16.8	152.7	775	1,022	(24.2)
Leasehold	652	585	554	11.5	17.7	2,454	2,260	8.6
Promotional and advertising expenses	219	215	235	1.9	(6.8)	901	842	7.0
Taxes and duties	483	501	609	(3.6)	(20.7)	1,972	1,872	5.3
Technology services (IT)	1,174	1,115	1,351	5.3	(13.1)	4,036	3,561	13.3
Depreciation and amortization	1,125	868	830	29.6	35.5	3,819	2,971	28.5
Contributions to IPAB	841	852	818	(1.3)	2.8	3,353	3,134	7.0
Cash transportation	349	253	151	37.9	131.1	1,248	979	27.5
Others	1,248	1,031	1,294	21.0	(3.6)	4,286	3,562	20.3

Total	10,344	9,783	9,228	5.7	12.1	38,865	35,294	10.1

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	4Q19	3Q19	4Q18	12M19	12M18
Personnel	37.2	41.0	34.2	40.4	41.8
Others	12.0	10.5	14.1	11.1	10.1
Technology services (IT)	11.3	11.4	14.6	10.4	10.1
Depreciation and amortization	10.9	8.9	9.0	9.8	8.4
IPAB	8.1	8.7	8.9	8.6	8.9
Leasehold	6.3	6.0	6.0	6.3	6.4
Taxes and duties	4.7	5.1	6.6	5.1	5.3
Cash transportation	3.4	2.6	1.6	3.2	2.8
Professional fees	3.2	2.9	1.4	2.0	2.9
Promotional and advertising expenses	2.1	2.2	2.5	2.3	2.4
Credit card operation	0.8	0.7	1.1	0.8	0.9
Total	100.0	100.0	100.00	100.0	100.0

Administrative and promotional expenses in 4Q19 totaled Ps.10,344 million, compared to Ps.9,228 million in 4Q18 and Ps.9,783 million in 3Q19, increasing 12.1% YoY and 5.7% QoQ, respectively, reflecting the final stage of the investment plan to enhance the Bank’s operating infrastructure and drive digitalization.

Earnings Release | 4Q.2019
Banco Santander México	24

The 12.1%, or Ps.1,116 million, YoY increase in administrative and promotional expenses was mainly due to the following increases:

i)	21.8%, or Ps.687 million, in salaries and employee benefits;

ii)	35.5%, or Ps.295 million, in depreciation and amortization;

iii)	Ps.198 million, in cash transportation services;

iv)	Ps.197 million, in professional fees; and

v)	17.7%, or Ps.98 million, in rents.

These increases were partly offset by the following decreases:

i)	13.1%, or Ps.177 million, in technology services; and

ii)	20.7%, or Ps.126 million, in taxes and duties.

The efficiency ratio for the quarter increased 58 basis points YoY and 210 basis points QoQ to 47.21%. The execution of the Bank’s operational transformation program continues to impact the efficiency ratio in the near-term.

The recurrence ratio for 4Q19 was 46.91%, down from 50.37% in 4Q18 and lower than the 51.37% reported in 3Q19.

On a cumulative basis, administrative and promotional expenses in 12M19 amounted to Ps.38,865 million, reflecting an increase of 10.1%, or Ps.3,571 million. The efficiency ratio for 12M19 increased 23 basis points YoY from 45.14% in 12M18.

Profit before taxes

Profit before taxes in 4Q19 was Ps.6,706 million, reflecting an increase of 17.2%, or Ps.982 million, YoY and a decrease of 9.7%, or Ps.721 million, QoQ.

Earnings Release | 4Q.2019
Banco Santander México	25

On a cumulative basis, profit before taxes for 12M19 amounted to Ps.28,688 million, reflecting a YoY increase of 14.1%, or Ps.3,549 million.

Income taxes

In 4Q19, Banco Santander México reported a tax expense of Ps.1,790 million compared to Ps.1,134 million in 4Q18 and Ps.1,910 million in 3Q19. The effective tax rate for the quarter was 26.69%, compared to 19.81% reported in 4Q18 and 25.72% in 3Q19.

On a cumulative basis, the effective tax rate for 12M19 stood at 25.64%, 354 basis points higher than the 22.10% for 12M18.

Capitalization and liquidity

Capitalization
Million pesos	Dec-19	Sep-19	Dec-18
CET1	90,816	94,694	84,226
Tier 1	100,236	104,548	94,035
Tier 2	24,847	25,610	27,419
Total Capital	125,083	130,158	121,454

Risk-weighted assets
Credit risk	536,527	547,898	534,154
Credit, market and operational risk	764,093	770,793	763,170

Credit risk ratios:
CET1 (%)	16.93	17.28	15.77
Tier 1 (%)	18.68	19.08	17.60
Tier 2 (%)	4.63	4.67	5.13
Capitalization ratio (%)	23.31	23.76	22.74

Total capital ratios:
CET1 (%)	11.89	12.29	11.04
Tier 1 (%)	13.12	13.56	12.32
Tier 2 (%)	3.25	3.32	3.59
Capitalization ratio (%)	16.37	16.89	15.91

Banco Santander México’s capital ratio at Dec-19 was 16.37%, compared to 15.91% and 16.89% at Dec-18 and Sep-19, respectively. The 16.37% capital ratio was comprised of 11.89% of fundamental capital (CET1), 1.23% of additional capital (AT1), and 3.25% of complementary capital (Tier 2).

Earnings Release | 4Q.2019
Banco Santander México	26

As of November 2019, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated November 30, 2019, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 4Q19 was 159.37%, which compares to 143.31% in 4Q18 and 180.25% in 3Q19. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.02% for December 2019, 7.64% for September 2019, 7.67% for June 2019, 7.92% for March 2019, and 7.03% for December 2018.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

RELEVANT EVENTS, TRANSACTIONS AND ACTIVITIES

Relevant Events

Ordinary and Special Shareholders’ Meetings

On November 28, 2019, Banco Santander México reported that on that date, it’s Ordinary and Special Shareholders Meetings were held and adopted the following resolutions, among others:

•	The approval of the members of the Board of Directors, which will be integrated as follows as of February 1, 2020:

Consejeros Serie “F” No Independientes
Marcos Alejandro Martínez Gavica	Chairman
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Francisco Javier García-Carranza Benjumea	Director
Rodrigo Brand de Lara	Alternate Director
Ángel Rivera Congosto	Alternate Director
Didier Mena Campos	Alternate Director
Emilio De Eusebio Saiz	Alternate Director
Consejeros Serie “F” Independientes
Cesar Augusto Montemayor Zambrano	Director
Bárbara Garza Lagüera Gonda	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Eduardo Carredano Fernández	Alternate Director
Consejeros Serie “B” Independientes
Antonio Purón Mier y Terán	Director
Fernando Benjamín Ruíz Sahagún	Director
Alberto Torrado Martínez	Director
María de Lourdes Melgar Palacios	Director
Gina Lorenza Diez Barroso Azcárraga	Director
Jesús Federico Reyes Heroles González Garza	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Jorge Quiroz Abed	Alternate Director

Earnings Release | 4Q.2019
Banco Santander México	27

•	The payment of a cash dividend in the amount of Ps.5,450 million paid on December 27, 2019; such payments were made in proportion to the number of shares that each shareholder held at a rate of $0.803006413933 M.N. per share.

Banco Santander México announced its Board of Directors meeting resolution

On October 31, 2019, Banco Santander México announced that its Board of Directors, on its meeting held on that date, determined among others, to call an Extraordinary Shareholders Meeting to be held in the near future, on which the merger between the Bank as surviving entity and Santander Vivienda, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México, as the merged entity, will be submitted to the shareholders’ approval, amongst other items, subject to obtaining the corresponding corporate, regulatory and governmental authorizations.

Relevant Transactions

Ford Credit México financing

Banco Santander México participated in a Credit Line for working capital of Ford Credit Mexico, for a total amount of Ps.2,000 million, with a one-year term.

RESPONSIBLE BANKING

Adherence to United Nations Women’s Empowerment Principles

Banco Santander México subscribed The Women's Empowerment Principles, which are a set of Principles for business offering guidance on how to empower women in the workplace, marketplace and community. They are the result of a collaboration between the United Nations Entity for Gender Equality and the Empowerment of Women (UN Women) and the United Nations Global Compact.

Annual cash collection “Reforestamos México” and “Fideicomiso Proviváh”

Banco Santander México continued with its actions to support the civil associations Reforestamos México and Fideicomiso Proviváh through its ATMs annual cash collections, which have the purpose to promote sustainable development and to build and provide housing for low-income Mexican families.

For more information about Banco Santander México as a Responsible Bank: https://servicios.santander.com.mx/comprometidos/

Earnings Release | 4Q.2019
Banco Santander México	28

CREDIT RATINGS

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2022	BBB+	A3

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Vivienda	HR
National Scale
Long term	HR AAA

Short Term	HR +1

Outlook	Stable

Notes:

▪	BCA = Baseline Credit Assessment

▪	SR = Support Rating

▪	VR = Viability Rating

▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 4Q.2019
Banco Santander México	29

4Q19 EARNINGS CALL DIAL-IN INFORMATION

Date:	Friday, January, 31st, 2020
Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=137658
Replay:	Starting: Friday, January 31st, 2020 at 1:00 p.m. (US ET)
Ending: Friday, February 7th, 2020 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13698080

ANALYST COVERAGE

Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Bx+, Citi, Credit Suisse, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 4Q19x4

•	Average figures are calculated using 4Q18 and 4Q19

Earnings Release | 4Q.2019
Banco Santander México	30

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2019, Banco Santander México had total assets of Ps.1,412 billion under Mexican Banking GAAP and more than 18.1 million customers. Headquartered in Mexico City, the Company operates 1,402 branches and offices nationwide and has a total of 19,975 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.18.8642.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 4Q.2019
Banco Santander México	31

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 4Q.2019
Banco Santander México	32

CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander México

▪	Consolidated balance sheet

▪	Consolidated statement income

▪	Consolidated statement of changes in stockholders’ equity

▪	Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2019
Banco Santander México	33

Consolidated balance sheet
Million pesos
	2019				2018
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	85,628	66,997	73,192	73,680	70,151	71,557	114,978	89,137

Margin accounts	5,152	5,319	3,826	3,521	3,689	2,444	3,767	2,812

Investment in securities	360,682	365,999	282,178	241,293	317,781	338,954	288,369	275,640
Trading securities	115,455	146,864	94,763	77,513	111,891	142,546	142,468	102,458
Securities available for sale	234,136	208,074	176,435	152,878	195,063	185,609	135,176	162,526
Securities held to maturity	11,091	11,061	10,980	10,902	10,827	10,799	10,725	10,656

Debtors under sale and repurchase agreements	4,154	14,747	67,889	63,768	37,881	31,850	44,757	38,500

Derivatives	160,129	182,761	147,088	135,612	162,891	153,190	174,983	149,144
Trading purposes	151,892	174,093	139,902	128,162	155,299	142,445	158,658	137,593
Hedging purposes	8,237	8,668	7,186	7,450	7,592	10,745	16,325	11,551

Valuation adjustment for hedged financial assets	234	253	152	77	6	(10)	(11)	(4)

Performing loan portfolio
Commercial loans	439,076	426,180	434,438	430,571	424,710	426,351	402,745	386,451
Commercial or business activity	351,911	351,698	360,269	351,907	344,942	344,354	332,930	323,025
Financial entities loans	16,713	13,713	12,430	15,911	20,221	17,274	13,567	13,437
Government entities loans	70,452	60,769	61,739	62,753	59,547	64,723	56,248	49,989
Consumer loans	112,663	112,099	110,226	107,959	106,576	105,232	104,354	102,715
Mortgage loans	145,660	142,766	140,034	137,820	135,475	132,569	129,103	126,484
Medium and residential	132,491	128,996	126,003	123,041	120,559	116,915	113,520	111,257
Social interest	32	37	42	49	55	63	72	83
Credits acquired from INFONAVIT or FOVISSSTE	13,137	13,733	13,989	14,730	14,861	15,591	15,511	15,144
Total performing loan portfolio	697,399	681,045	684,698	676,350	666,761	664,152	636,202	615,650

Non-performing loan portfolio
Commercial loans	5,553	5,783	5,545	5,423	5,652	5,763	5,594	5,327
Commercial or business activity	5,553	5,783	5,545	5,423	5,645	5,763	5,594	5,327
Financial entities loans	0	0	0	0	7	0	0	0
Consumer loans	4,459	4,531	4,469	4,091	4,261	4,239	4,446	4,156
Mortgage loans	6,269	5,967	5,617	5,362	6,174	5,966	6,009	5,866
Medium and residential	4,751	4,431	4,094	3,978	4,917	4,797	4,922	4,897
Social interest	4	5	5	5	12	12	14	15
Credits acquired from INFONAVIT or FOVISSSTE	1,514	1,531	1,518	1,379	1,245	1,157	1,073	954
Total non-performing portfolio	16,281	16,281	15,631	14,876	16,087	15,968	16,049	15,349
Total loan portfolio	713,680	697,326	700,329	691,226	682,848	680,120	652,251	630,999

Allowance for loan losses	(21,494)	(21,299)	(21,345)	(20,836)	(21,100)	(20,375)	(20,027)	(19,874)
Loan portfolio (net)	692,186	676,027	678,984	670,390	661,748	659,745	632,224	611,125

Acrrued income receivable from securitization transactions	157	80	84	113	127	125	123	123
Other receivables (net)	64,076	110,974	77,945	79,046	89,089	83,641	85,393	87,424
Foreclosed assets (net)	227	231	232	241	270	291	332	455
Property, furniture and fixtures (net)	10,545	9,715	9,054	8,841	8,714	6,709	6,426	6,360
Long-term investment in shares	90	90	90	90	91	90	90	91
Deferred taxes and deferred profit sharing (net)	19,154	18,702	18,901	18,986	20,418	18,672	19,187	19,561
Deferred charges, advance payments and intangibles	9,541	8,808	8,536	8,601	8,679	7,990	7,948	7,837
Other	39	38	36	35	35	46	45	44

Total assets	1,411,994	1,460,741	1,368,187	1,304,294	1,381,570	1,375,294	1,378,611	1,288,249

Earnings Release | 4Q.2019
Banco Santander México	34

Consolidated balance sheet
Million pesos
			2019		2018
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	745,882	738,723	776,006	750,154	738,537	727,316	746,850	711,217
Demand deposits	443,189	437,202	458,126	462,441	455,045	446,484	467,485	444,728
Time deposits – general public	186,484	190,925	207,018	193,528	178,978	176,426	177,424	172,341
Time deposits – money market	61,132	53,820	54,543	45,175	58,288	55,999	52,043	46,832
Credit instruments issued	53,345	55,133	54,718	47,510	44,725	47,173	48,732	46,117
Global Account uptake without movements	1,732	1,643	1,601	1,500	1,501	1,234	1,166	1,199

Bank and other loans	45,279	51,640	68,089	57,574	57,083	43,171	40,674	39,259
Demand loans	5,922	9,546	22,305	6,792	9,990	2,035	590	656
Short-term loans	15,713	15,239	17,816	22,440	19,084	13,226	10,733	10,208
Long-term loans	23,644	26,855	27,968	28,342	28,009	27,910	29,351	28,395

Creditors under sale and repurchase agreements	192,835	162,216	84,668	65,455	100,689	157,528	94,087	101,085

Securities Lending	0	0	1	0	1	1	1	1

Collateral sold or pledged as guarantee	8,923	30,611	21,211	24,006	30,539	21,088	31,492	23,084
Repurchase	644	9	118	912	2,301	1,597	1,911	0
Securities loans	8,279	30,602	21,093	23,094	28,238	19,491	29,581	23,084

Derivatives	152,422	176,569	144,866	134,917	163,206	146,717	167,278	148,910
Trading purposes	144,914	168,014	136,778	127,854	154,830	140,136	157,948	140,586
Hedging purposes	7,508	8,555	8,088	7,063	8,376	6,581	9,330	8,324

Valuation adjustment of financial liabilities hedging	5	14	(12)	(19)	(24)	0	0	0

Other payables	93,398	125,472	104,255	104,521	128,318	117,943	139,354	109,159
Income taxes payable	224	111	22	29	42	28	9	5
Employee profit sharing payable	345	273	184	395	318	211	154	334
Creditors from settlement of transactions	36,356	65,724	41,499	41,122	48,620	45,251	50,195	38,803
Payable for margin accounts	407	1	532	69	411	0	0	0
Payable for cash collateral received	16,759	16,208	22,924	28,378	42,480	37,216	40,235	29,572
Sundry creditors and other payables	39,307	43,155	39,094	34,528	36,447	35,237	48,761	40,445

Subordinated credit notes	34,267	35,464	34,886	34,819	37,228	33,791	35,914	32,958

Deferred revenues and other advances	288	332	388	501	300	354	441	444

Total liabilities	1,273,299	1,321,041	1,234,358	1,171,928	1,255,877	1,247,909	1,256,091	1,166,117

Paid-in capital	34,908	34,859	34,961	34,908	34,762	34,824	35,291	35,311
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	5,109	5,060	5,162	5,109	4,963	5,025	5,492	5,512

Other capital	103,787	104,841	98,868	97,458	90,931	92,561	87,229	86,821
Capital reserves	23,845	23,845	23,845	22,315	22,315	22,315	22,315	9,515
Retained earnings	57,617	63,217	63,365	69,885	50,451	55,864	56,014	73,238
Result from valuation of available for sale securities, net	2,177	1,311	667	(145)	(1,440)	(774)	(1,174)	(689)
Result from valuation of cash flow hedge instruments, net	(249)	(261)	(221)	(155)	(261)	40	41	(73)
Cumulative effect of conversion	9	9	9	9	9	9	9	9
Adjustment employees pension fund	(986)	261	272	226	241	84	91	43
Net income	21,332	16,416	10,899	5,291	19,584	14,994	9,898	4,727
Non-controlling interest	42	43	32	32	32	29	35	51
Total stockholders´equity	138,695	139,700	133,829	132,366	125,693	127,385	122,520	122,132

Total liabilities and stockholders´ equity	1,411,994	1,460,741	1,368,187	1,304,294	1,381,570	1,375,294	1,378,611	1,288,249

Earnings Release | 4Q.2019
Banco Santander México	35

Consolidated balance sheet
Million pesos
			2019		2018
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	58	50	46	46	69	61	65	68
Credit commitments	216,574	232,458	214,277	231,994	238,273	222,065	226,035	200,183
Assets in trust or under mandate	185,620	187,586	179,341	177,672	174,606	166,366	169,543	162,435
Trusts	184,868	186,678	177,240	175,516	173,443	165,123	168,089	161,095
Mandates	752	908	2,101	2,156	1,163	1,243	1,454	1,340
Assets in custody or under administration	1,597,771	2,147,758	2,058,218	2,124,474	2,197,358	2,381,418	3,209,606	3,280,074
Collateral received	95,259	97,706	141,731	208,248	141,168	122,316	133,931	129,060
Collateral received and sold or pledged as guarantee	77,824	46,861	49,536	118,896	74,274	68,652	57,487	64,647
Investment banking transactions for third parties (net)	176,736	170,777	111,475	66,018	10,149	29,028	58,533	86,567
Uncollected interest earned on past due loan portfolio	818	854	859	803	937	883	875	831
Other record accounts	1,719,399	1,730,053	1,686,189	1,696,042	1,647,744	1,608,264	1,602,318	1,528,317
	4,070,059	4,614,103	4,441,672	4,624,193	4,484,578	4,599,053	5,458,393	5,452,182

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2019
Banco Santander México	36

Consolidated statement of income
Million pesos
	2019					2018
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	123,338	31,544	30,465	30,556	30,773	112,822	30,489	28,828	27,517	25,988
Interest expense	(56,985)	(14,817)	(13,876)	(13,968)	(14,324)	(51,414)	(14,286)	(13,033)	(12,722)	(11,373)
Net interest income	66,353	16,727	16,589	16,588	16,449	61,408	16,203	15,795	14,795	14,615

Provisions for loan losses	(18,112)	(4,862)	(4,478)	(4,454)	(4,318)	(17,751)	(4,838)	(4,796)	(3,980)	(4,137)
Net interest income after provisions for loan losses	48,241	11,865	12,111	12,134	12,131	43,657	11,365	10,999	10,815	10,478

Commission and fee income	25,256	6,250	6,504	6,486	6,016	23,083	5,885	5,659	6,049	5,490
Commission and fee expense	(7,228)	(1,925)	(1,924)	(1,789)	(1,590)	(6,251)	(1,655)	(1,388)	(1,787)	(1,421)
Net gain (loss) on financial assets and liabilities	3,458	1,461	1,101	564	332	1,992	(188)	843	1,049	288
Other operating income	(2,174)	(601)	(582)	(440)	(551)	(2,048)	(455)	(533)	(443)	(617)
Administrative and promotional expenses	(38,865)	(10,344)	(9,783)	(9,482)	(9,256)	(35,294)	(9,228)	(9,003)	(8,845)	(8,218)
Operating income	28,688	6,706	7,427	7,473	7,082	25,139	5,724	6,577	6,838	6,000

Current income taxes	(7,099)	(2,108)	(1,958)	(1,782)	(1,251)	(5,615)	(2,034)	(1,258)	(1,332)	(991)
Deferred income taxes (net)	(257)	318	48	(83)	(540)	60	900	(223)	(335)	(282)
Net income	21,332	4,916	5,517	5,608	5,291	19,584	4,590	5,096	5,171	4,727

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2019
Banco Santander México	37

Consolidated statement of changes in stockholders’ equity
From January 1st to December 31st, 2019
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2018	29,799	4,963	22,315	50,451	(1,440)	(261)	9	241	19,584	32	125,693
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,530	18,054					(19,584)		0
Dividends declared				(10,293)							(10,293)
TOTAL	0	0	1,530	7,761	0	0	0	0	(19,584)	0	(10,293)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					3,617						3,617
Result from valuation of cash flow hedge instruments, net						12					12
Recognition of share-based payments		(71)									(71)
Shares held by treasury		217									217
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(595)							(595)
Employee defined benefit measures								(1,227)			(1,227)
Net income									21,332		21,332
Non-controlling interest										10	10
TOTAL	0	146	0	(595)	3,617	12	0	(1,227)	21,332	10	23,295
BALANCE AS OF DECEMBER 31st, 2019	29,799	5,109	23,845	57,617	2,177	(249)	9	(986)	21,332	42	138,695

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2019
Banco Santander México	38

Consolidated statement of cash flows
From January 1st to December 31st, 2019
Million pesos

OPERATING ACTIVITIES
Net income		21,332
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	5,140
Depreciation of property, furniture and fixtures	1,374
Amortizations of intangible assets	2,449
Recognition of share-based payments	(71)
Current and deferred income taxes	7,356
Deferred employee profit sharing	(4)
Provisions	333
Amortizations of debt issuance expenses	15	16,592
		37,924
OPERATING ACTIVITIES
Margin accounts		(1,463)
Investment in securities		(41,723)
Debtors under sale and repurchase agreements		33,727
Derivatives-asset		2,144
Loan portfolio-net		(30,722)
Accrued income receivable from securitization transactions		(30)
Foreclosed assets		43
Other operating assets		25,893
Deposits		7,772
Bank and other loans		(11,804)
Creditors under sale and repurchase agreements		92,146
Collateral sold or pledged as guarantee		(21,616)
Derivatives-liability		(6,332)
Issuance of subordinated debentures		(1,454)
Other operating liabilities		(36,937)
Payments of income taxes		(8,253)
Net cash provided by (used in) operating activities		1,391

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		8
Payments for acquisition of property, furniture and fixtures		(3,208)
Payments for acquisition of intangible assets		(3,237)

Net cash provided by (used in) investing activities		(6,437)

FINANCING ACTIVITIES
Cash payment of dividends		(10,293)
Payments associated with subordinated capital notes		(595)
Payments from associated for purchase of treasury shares		217

Net cash used in financing activities		(10,671)

Net Increase in cash and cash equivalents		22,207

Adjustment to cash flows for changes in exchange rate		(6,730)

Funds available at the beginning of the year		70,151

Funds available at the end of the year		85,628

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2019
Banco Santander México	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2019
Banco Santander México	40

Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

On December 27, 2017, several amendments were published in the Federal Official Gazette (DOF) by its Spanish acronym) to the Accounting Criteria issued by the Commission. These Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses of the allowance for loan losses in the income statement, as well as to recognize the recovery of credits previously written-off against the heading "Allowance for loan losses" of the income statement in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

This amendment is mandatory on January 1, 2019.

Changes in the Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish)

Improvements to MFRS 2019

Starting January 1, 2019, the Bank prospectively adopted the following Improvements to the MFRS, which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS C-6, Property, plant and equipment

MFRS C-6 establishes that the assets delivered or, if applicable, the assets received in an exchange of assets must be valued at their fair value. Entity must determine such valuation of fair value according to MFRS B-17, Determination of fair value.

MFRS D-3, Employee benefits

Clarifications are made about the recognition of benefits for personnel transfers between entities, so the following paragraphs are modified:

“A transfer of personnel between entities with recognition of seniority implies for the entity that receives the staff the recognition of a retroactive effect of a Modification to the Plan for the introduction of a new plan. For the entity that transfers implies an Early Settlement of Obligations. In the consolidated financial statements, the effects of the transfers between entities of the group are eliminated, unless the benefits are changed at the time of the transfer.”

“A transfer of personnel between entities under common control with recognition of seniority involves recognizing in the stand alone financial statements of the entity that receives the staff a retroactive effect of a Modification to the Plan equivalent to an introduction of a new plan and for the entity that transfer implies an Early Settlement of Obligations. In the consolidated financial statements, the transfer of personnel has no effect, unless the benefits are changed at the time of the transfer.”

In addition, the following paragraphs related to the discount interest rate and the Labor Cost of Past Services (LCPS) were modified:

“The interest rate used to discount post-employment benefit obligations (funded or not funded) must be an interest rate without or with very low credit risk, such as the interest rate of government bonds and the interest rate of high quality corporate bonds in absolute terms in a deep market, respectively. The chosen interest rate should be used consistently over time. The currency and term of the bonds utilized to obtain the discount rate must be consistent with the currency and the estimated term for the payment of the Defined Benefit Obligation. The entity must justify the use of a certain interest rate and, in the case of a change of the discount rate, must also justify this fact. Any effect on the present value of the labor liability from a change in the discount rate (from government bonds to corporate bonds or vice versa) should be considered as a change in accounting estimate and recognized prospectively, when this occurs, in the income statement of the period based on the provisions of MFRS B-1, Accounting changes and error corrections.”

Earnings Release | 4Q.2019
Banco Santander México	41

The LCPS is the increase or decrease in the Defined Benefit Obligation (OBD) for services rendered by employees in previous periods, from:

a) A Modification to the Plan that, in turn, includes the retroactive effect of benefits to employees by:

i. Introduction of a new benefit plan,

ii. Benefits assumed by the transfer of employees,

iii. Withdrawal of a benefit plan, or

iv. Subsequent changes in benefits payable in an established benefit plan; and

b) Personnel Reduction

A Modification to the Plan occurs when an entity introduces a previously non-existent plan, withdraws or changes the benefits of a defined benefit plan, and a Personnel Reduction occurs when an entity significantly reduces the obligation for a reduction in the number of employees covered by the plan (it may arise from an isolated event, such as the closure of a plant or the discontinuance of an operation); this generates a Labor Cost of Past Services that is equivalent to the difference between the current Defined Benefit Obligation and the previous Defined Benefit Obligation, including, in the case of Personnel Reduction, the payments made by the entity, which corresponds to the increase or decrease in the obligation due to the retroactive effect of previous services on the benefits to employees when performing a Modification to the Plan or Personnel Reduction.

Changes in Accounting Criteria issued by the CNBV applicable in 2021

Accounting Criteria A-2, Application of particular standards

On December 27, 2017, several amendments were published in the DOF to the Accounting Criteria issued by the Commission with the purpose of incorporating certain MFRS issued by the CINIF.

Subsequently, on November 15th, 2018, an amending resolution was published with the purpose of extending the term of the application of the amendment mentioned in the previous paragraph to January 1st, 2020 so that the clearing houses and settlement partners are able to adjust their accounting information systems. However, on November 4th, 2019, a new amending Resolution was published and replaces the aforementioned ones in order to extend the term of application to January 1st, 2021.

The MFRS that are now included in the Accounting Criteria are as follows:

MFRS B-17, Determination of fair value

It establishes the standards for the determination of fair value and related disclosure. It mentions that fair value must be determined by using assumptions that market participants would use when setting the price of an asset or a liability under current market conditions at certain date, including assumptions about the risk. It is established that should be considered the market in which it would take place for an asset or liability that is being valued, if it is monetary and if it is used in combination with other assets or on an independent basis; and the appropriate valuation technique(s) for determining their fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

MFRS C-3, Accounts receivable

It establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. It specifies that accounts receivable that are based on a contract represent a financial instrument.

Earnings Release | 4Q.2019
Banco Santander México	42

MFRS C-9, Provisions, contingencies and commitments

It establishes the standards for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope by reallocating the item related to financial liabilities to the MFRS C-19, Financial instruments payable. The definition of liability was modified, eliminating the concept of "unconditional right to avoid" and including the term "probable".

MFRS C-16, Impairment of financial instruments receivable

It establishes the standards for valuation, recognition, presentation and disclosure of impairment losses on financial instruments receivable.

MFRS C-19, Financial instruments payable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of accounts payable, borrowings and other financial liabilities in the financial statements of an economic entity. The following concepts are introduced to value the financial liabilities: amortized cost and the effective interest method, which is determined based on the effective interest rate. Both the discounts and the costs of issuing a financial liability are deducted from the liability.

MFRS C-20, Financial instruments to collect principal and interest

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of the financing instruments receivable in the financial statements of an economic entity that carries out financing activities. Discards the concept of intention when acquiring and holding the financial instruments (assets) to determine their classification. Adopts the concept of business model.

MFRS, D-1, Revenue from contracts with customers

It establishes the standards for valuation, presentation and disclosure of the income incurred to fulfill the contracts with clients. The most significant aspects are established for the revenue recognition through the transfer of control, identification of obligations to be fulfilled in a contract, assignment of the amount of the transaction and recognition of collection rights.

MFRS D-2, Costs associated with contracts with customers

It establishes the standards for valuation, presentation and disclosure of the costs that arise from contracts with clients. Additionally, it establishes the standards for the recognition of costs for contracts with customers, and incorporates the accounting treatment of the costs related to contracts for the construction and manufacture of capital goods, including costs related to customer contracts.

MFRS D-5, Leases

This MFRS introduces a unique model for the recognition of leases by the lessee and eliminates the classification of operatives and financial leases. As a result requires the lessee to recognize the assets and liabilities of all leases with a maturity of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset that represents its right to use the leased underlying asset and a lease liability that represents its obligation to make lease payments. Consequently, the most significant impact will be an increase in the assets under leasing and the financial liabilities of the lessee. The accounting recognition for the lessor has no change. There were added some additional disclosures for the lessor.

The Bank is analyzing the effect that this MFRS will have on the financial information.

Earnings Release | 4Q.2019
Banco Santander México	43

Changes in Accounting Criteria issued by the Commission applicable to the participants in the derivatives market

On January 4th, 2018, an amendment was published in the DOF that modifies the General Provisions that establishes the accounting criteria to which the participants of derivative contracts market will be subject. This amendment incorporates certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) for the preparation of the accounting of the clearing houses and settlement partners that participate in the derivatives contracts market listed on stock exchanges. This amendment was effective starting January 1st, 2019.

Subsequently, on November 15th, 2018, an amending resolution was published with the purpose of extending the term of the application of the amendment mentioned in the previous paragraph to January 1st, 2020 so that the clearing houses and settlement partners are able to adjust their accounting information systems.

The MFRS that were effective for clearing houses as of January 1st, 20120 were the following: MFRS B-17, Determination of fair value, MFRS C-3, Accounts receivable, MFRS C-9, Provisions, contingencies and commitments, MFRS C-16, Impairment of financial instruments receivable, MFRS C-19, Financial instruments payable, MFRS C-20, Financial instruments to collect principal and interest, MFRS D-1, Revenue from contracts with customers, MFRS D-2, Costs associated with contracts with customers, MFRS D-3 Employee benefits, MFRS D-4 Income Taxes and MFRS D-5, Leases.

Earnings Release | 4Q.2019
Banco Santander México	44

Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	December 2019			December 2018			December 2017
		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	21,332	6,775,455,458	3.15	19,584	6,776,220,369	2.89	17,645	80,855,403,803	0.22
Treasury stock		11,538,899			10,773,988

Diluted earnings per share	21,332	6,786,994,357	3.14	19,584	6,786,994,357	2.89	17,645	80,855,403,803	0.22

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	21,332	6,786,994,357	3.14	19,584	6,786,994,357	2.89	17,645	80,855,403,803	0.22

Balance outstanding shares as of December 31th, 2019	6,778,198,765

Earnings Release | 4Q.2019
Banco Santander México	45

Consolidated Balance Sheet by Segment
Million pesos
	As of December 31th, 2019			As of December 31th, 2018
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	49,798	20,839	14,991	52,103	9,215	8,833
Margin accounts	0	5,152	0	0	3,689	0
Investment in securities	0	109,917	250,765	0	109,542	208,239
Debtors under sale and repurchase agreements	0	4,154	0	0	37,881	0
Derivatives	0	151,892	8,237	0	155,299	7,592
Valuation adjustment for hedged financial assets	0	0	234	0	0	6
Total loan portfolio	583,170	130,510	0	555,804	127,044	0
Allowance for loan losses	(19,168)	(2,326)	0	(18,639)	(2,461)	0
Loan portafolio (net)	564,002	128,184	0	537,165	124,583	0
Accrued income receivable from securitization transactions	0	0	157	0	0	127
Other receivables (net)	1,514	43,149	19,413	206	73,849	15,034
Foreclosed assets (net)	227	0	0	246	24	0
Property, furniture and fixtures (net)	8,910	1,502	133	7,363	1,241	110
Long-term investment in shares	0	0	90	0	0	91
Deferred taxes and deferred profit sharing (net)	0	0	19,154	0	0	20,418
Other assets	1,816	1,448	6,316	1,675	1,313	5,726
Total assets	626,267	466,237	319,490	598,758	516,636	266,176

Liabilities
Deposits	568,555	73,159	50,823	519,688	122,612	51,512
Credit instruments issued	0	4,697	48,648	0	5,237	39,488
Bank and other loans	15,510	425	29,344	18,778	3,300	35,005
Creditors under sale and repurchase agreements	9,991	182,844	0	9,538	91,151	0
Securities lending	0	0	0	0	1	0
Collateral sold or pledged as guarantee	0	8,923	0	0	30,539	0
Derivatives	0	144,914	7,508	0	154,830	8,376
Valuation adjustment of financial liabilities hedging	0	0	5	0	0	(24)
Other payables	28,634	60,823	3,941	33,718	91,116	3,484
Subordinated credit notes	0	0	34,267	0	0	37,228
Deferred revenues and other advances	288	0	0	300	0	0
Total liabilities	622,978	475,785	174,536	582,022	498,786	175,069
Total stockholders' equity	75,549	27,137	36,009	67,052	23,139	35,502
Total liabilities and stockholders' equity	698,527	502,922	210,545	649,074	521,925	210,571

Earnings Release | 4Q.2019
Banco Santander México	46

Income Statement by Segment
Million pesos
	12M19			12M18
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	59,459	6,657	237	53,754	6,049	1,605
Provisions for loan losses	(18,149)	37	0	(16,799)	(952)	0
Net interest income after provisions for loan losses	41,310	6,694	237	36,955	5,097	1,605
Commission and fee income (net)	16,396	1,635	(3)	15,192	1,748	(108)
Net gain (loss) on financial assets and liabilities	1,207	1,978	273	1,181	1,101	(290)
Other operating income	(2,256)	(6)	88	(1,907)	(6)	(135)
Administrative and promotional expenses	(33,076)	(4,618)	(1,171)	(30,044)	(4,386)	(864)
Operating income	23,581	5,683	(576)	21,377	3,554	208

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Earnings Release | 4Q.2019
Banco Santander México	47

Annex 1. Loan portfolio rating

As of December 31st, 2019
Million pesos
	Loan	Allowance for loan losses
Category	Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	745,779	2,558	1,350	229	3,660
Risk "A-1"	671,493	2,034	417	196	2,170
Risk "A-2"	74,286	524	933	33	1,490
Risk "B"	91,209	606	2,876	173	3,655
Risk "B-1"	40,852	108	1,410	31	1,549
Risk "B-2"	26,559	85	812	102	999
Risk "B-3"	23,798	413	654	40	1,107
Risk "C"	28,584	267	2,045	551	2,863
Risk "C-1"	17,176	164	892	189	1,245
Risk "C-2"	11,408	103	1,153	362	1,618
Risk "D"	11,241	854	2,237	808	3,899
Risk "E"	9,915	3,520	3,229	491	7,240
Total rated portfolio	886,728	7,805	11,737	2,252	21,317

Provisions created					21,317
Complementary provisions					177

Total					21,494

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of December 31th, 2019.

2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with our IRB methodology for middle-market and mortgages broker’s loans.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

Earnings Release | 4Q.2019
Banco Santander México	48

Annex 2. Financial ratios according to CNBV

Percentages	4Q19	3Q19	4Q18	12M19	12M18

Past Due Loans Ratio	2.28	2.33	2.36	2.28	2.36

Past Due Loans Coverage	132.02	130.82	131.16	132.02	131.16

Operative Efficiency	2.88	2.77	2.68	2.71	2.56

ROE	14.13	16.14	14.51	15.33	15.48

ROA	1.37	1.56	1.33	1.49	1.42

Capitalization Ratio
Credit Risk	23.31	23.76	22.74	23.31	22.74
Credit, Market and operations risk	16.37	16.89	15.91	16.37	15.91

Liquidity	93.63	91.33	77.90	93.63	77.90

NIM (Net Interest Margin)	3.65	3.90	3.72	3.71	3.57

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 4Q.2019
Banco Santander México	49

Notes to financial statements as of December 31st 2019
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	10,247
Government securities	99,527
Shares	5,681
115,455

Securities available for sale:
Government securities	230,997
Private securities	2,486
Shares	673
234,136

Securities held until maturity:
Government securities	7,786
Government securities (special cetes)	3,305
11,091
Total	360,682

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	2,312
Government securities	1,842
Total	4,154

Credit balances
Bank securities	6,264
Government securities	185,694
Private securities	877
Total	192,835
(188,681)

3. Investment in securities different to government securities
At December 31st, 2019 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31st, 2019, are as follows:

Trading
Swaps
Interest rate	6,696,918
Cross currency	828,257
Equity	628

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Banco Santander México	50

Futures	Buy	Sell

Foreign currency	14,202	0
Index	3	4,220

Forward contracts

Foreign currency	388,553	13,491
Equity	341	651

Options	Long	Short

Interest rate	120,618	132,135
Foreign currency	54,288	54,460
Indexes	2,012	938
Equity	43	0

Total trading derivatives	8,105,863	205,895

Hedging
Cash flow
Interest rate swaps	11,311
Cross currency swaps	21,881
Foreign Exchange Forwards	61,122

Fair value
Interest rate swaps	10,435
Cross currency swaps	35,742

Total hedging derivatives	140,491

Total derivative financial instruments	8,246,354	205,895

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of December 31st, 2019, is constituted as follows:
	Amount
	Pesos	USA Dlls	UDIS	Euros	GBP	Total

Commercial or business activity	292,193	56,376	0	2,502	840	351,911
Financial entities	12,677	2,478	1,558	0	0	16,713
Government entities	63,336	5,622	1,494	0	0	70,452
Commercial loans	368,206	64,476	3,052	2,502	840	439,076
Consumer loans	112,663	0	0	0	0	112,663
Media and residential	129,713	516	2,262	0	0	132,491
Of social interest	32	0	0	0	0	32
Credits acquired from INFONAVIT or FOVISSSTE	13,137	0	0	0	0	13,137
Mortgage loans	142,882	516	2,262	0	0	145,660
Total performing loan portfolio	623,751	64,992	5,314	2,502	840	697,399

Earnings Release | 4Q.2019
Banco Santander México	51

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	3,926	1,627	0	5,553
Financial entities	0	0	0	0
Commercial loans	3,926	1,627	0	5,553
Consumer loans	4,459	0	0	4,459
Media and residential	4,400	98	253	4,751
Of social interest	4	0	0	4
Credits acquired from INFONAVIT or FOVISSSTE	1,514	0	0	1,514
Mortgage loans	5,918	98	253	6,269
Total non-performing loan portfolio	14,303	1,725	253	16,281

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Banco Santander México	52

The analysis of movements in non-performing loans from December 31st, 2018 to December 31th, 2019, is as follows:

Balance as of December 31st, 2018	16,087

Plus: Transfer from performing loan portfolio to non-performing loan portfolio	31,760

Collections
Cash	(2,762)
Transfer to performing loan portfolio	(7,387)
Proceeds from foreclosure proceedings	(267)
Write-offs		(21,154)
Adjustment for exchange rate		4
Balance as of December 31th, 2019		16,281

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to December 31st, 2019, is as follows:

Balance as of January 1st, 2019	21,100

Allowance for loan losses	21,621
Write-offs	(21,051)
Foreign exchange result	(176)
Balance as of December 31st, 2019	21,494

The table below presents a summary of write-offs by type of product as of December 31st, 2019:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	971	116	1,087	19.0
Mortgage loans	1,187	18	1,205	21.1
Credit card loans	1,843	60	1,903	33.3
Consumer loans	1,496	17	1,513	26.5
Total	5,497	211	5,708	100.0

Second quarter
Commercial loans	900	53	953	20.6
Mortgage loans	169	16	185	4.0
Credit card loans	1,790	56	1,846	40.0
Consumer loans	1,610	22	1,632	35.4
Total	4,469	147	4,616	100.0

Third quarter
Commercial loans	1,367	63	1,430	27.0
Mortgage loans	151	16	167	3.1
Credit card loans	1,864	15	1,879	35.4
Consumer loans	1,763	66	1,829	34.5
Total	5,145	160	5,305	100.0

Fourth quarter
Commercial loans	1,123	88	1,211	22.3
Mortgage loans	163	16	179	3.3
Credit card loans	1,838	55	1,893	34.9
Consumer loans	2,119	20	2,139	39.5
Total	5,243	179	5,422	100.0

Accumulated 2019
Commercial loans	4,361	320	4,681	22.2
Mortgage loans	1,670	66	1,736	8.2
Credit card loans	7,335	186	7,521	35.7
Consumer loans	6,988	125	7,113	33.8
Total	20,354	697	21,051	100.0

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Banco Santander México	53

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,305 million correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES for housing loan debtor support programs	3,471

Total securities held to maturity (no reserve)	3,471

Minus-
Reserve for Special CETES	(166)
Total securities held to maturity , net	3,305

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Bank holds in its balance sheet at December 31st, 2019, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	121.87	1,555
B4-270701	423-2	15,292,752	01-jul-27	121.87	1,864
B4-220804	431-2	440,294	04-aug-22	111.58	49
BC-220804	431-2	71,442	04-aug-22	37.86	3
					3,471

10. Average interest rates paid on deposits

The average interest rates paid on deposits during December 2019, is as follow:
	Pesos	USD
Average balance	364,678	54,790
Interest	2,740	20
Rate	2.94%	0.14%

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Banco Santander México	54

11. Bank and other loans

As of December 31st, 2019, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate (%)	Maturity

Loans in pesos

Call money	5,000	7.05	From 1 to 2 days
Local bank loans	48	9.39	To 8 years
Public fiduciary funds	13,914	7.81	From 1 day to 10 years
Development banking institutions	20,317	8.02	From 1 day to 20 years
Total	39,279

Loans in foreign currency

Foreign bank loans	3,425	2.23	From 1 day to 1 year
Call money	717	1.35	From 1 to 2 days
Public fiduciary funds	1,703	2.60	From 2 days to 6 years
Development banking institutions	2	7.08	From 1 to 5 months
Total	5,847

Total loans	45,126
Accrued interests	153

Total bank and other loans	45,279

12. Current and deferred taxes

Current taxes are composed as follows at December 31st, 2019

Income taxes	5,242
Deferred taxes	(14)	(1)
Total Bank	5,228
Current and-deferred taxes from other subsidiaries	2,128
Total consolidated Bank	7,356

(1) Deferred taxes are composed as follows:

Global provision	(162)
Fixed assets and deferred charges	111
Net effect from financial instruments	(17)
Accrued liabilities	(18)
Others	72
Total Bank	(14)	(1)
Allowance for loan losses of subsidiaries, net	232
Others, subsidiaries	39
Total deferred tax, consolidated Bank	257

As of December 31st, 2019, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,480
Other	9,674
Total deferred income tax (net)	19,154
Deferred taxes registered in balance sheet accounts	19,154
Deferred taxes registered in memorandum accounts	0

Earnings Release | 4Q.2019
Banco Santander México	55

13. Employee profit sharing

As of December 31st, 2019, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,561
Fixed assets and deferred charges	735
Accrued liabilities	607
Capital losses carryforward	902
Commissions and interests early collected	168
Foreclosed assets	103
Labor obligations	295
Derivative financial transactions of exchange rate	430
Deferred EPS asset:	4,801

Deferred EPS liability:

Net effect from financial instruments	(898)
Advance payments	(105)
Others	(99)
Deferred EPS liability	(1,102)

Less – Reserve	0
Deferred EPS asset (net)	3,699

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,985
2	Earnings from previous fiscal years	57,349
3	Other elements of other comprehensive income (and other reserves)	46,037
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	138,371
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,982

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10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	26
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	610
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,345
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	31,858
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	30,428
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	991
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	439
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	47,555
29	Level 1 Common Capital (CET1)	90,816
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,420

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31	of which: Qualify as capital under the applicable accounting criteria	9,420
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,420
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,420
45	Level 1 capital (T1 = CET1 + AT1)	100,236
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	24,847
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	24,847
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	24,847
59	Total stock (TC = T1 + T2)	125,083
60	Total Risk Weighted Assets	764,093
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.89%

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62	Level 1 Stock (as percentage of assets weighted by total risks)	13.12%
63	Total capital (as percentage of assets weighted by total risks)	16.37%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	15.59%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	4.89%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,258
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.

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4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
12*	This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested

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17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.

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A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.

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30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.

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61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,392,920
BG1	Funds Available	85,556
BG2	Margin accounts	2,859
BG3	Investment in securities	360,597
BG4	Debtors under sale and repurchase agreements	2,523
BG5	Securities loans)	-
BG6	Derivatives	160,129
BG7	Valuation adjustment for hedged financial assets	234
BG8	Total loan portfolio	650,987
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	62,830
BG11	Foreclosed assets (net	149
BG12	Property, furniture and fixtures (net)	9,904
BG13	Long-term investment in shares	34,200
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	13,603
BG16	Other assets (net)	9,350
	Liabilities	1,254,540
BG17	Deposits	747,141
BG18	Bank and other loans	28,194
BG19	Creditors under sale and repurchase agreements	192,899
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	8,924
BG22	Derivatives	152,422
BG23	Valuation adjustment for hedged financial liabilities	5
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	90,403
BG26	Subordinated debentures outstanding	34,267
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	286
	Shareholders' Equity	138,381
BG29	Paid-in capital	34,985
BG30	Other capital	103,396
	Memorandum accounts	3,470,251
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	57
BG33	Credit commitments	127,311

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BG34	Assets in trust or mandate	184,158
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,597,545
BG37	Collateral received by the entity	93,629
BG38	Collateral received and sold or pledged as guarantee	77,824
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	474
BG41	Other accounts	1,389,253

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 9,350 Minus: deferred charges and advance payments 991; intangibles 6,982; advance payments that are computed as risk assets 162; other assets are computed as risk assets 520
2	Intangible assets	9	6,982	BG16= 9,350 Minus: deferred charges and advance payments 991; intangibles 1,735; advance payments that are computed as risk assets 162; other assets that are computed as risk assets 520
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	26	BG3= 360,597 Minus: Reciprocal investments in common capital of financial entities 610; Investments in securities computed as risk assets 359,962
7	Reciprocal investments in common capital	17	0

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8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	610	BG3= 360,597 Minus: Investment in own-equity securities 26; Investments in securities computed as risk assets 359,962
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,345	BG15= 13,603 Minus: Amount computed as risk asset 7,258
13	Reserves recognized as complementary capital	50	0	BG8= Total loan portfolio 650,987
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 34,200 Minus: Investments in subsidiaries 30,428; Investments in clearing houses 439; Investments in associated companies 110; Other investments that are computed as risk assets 3,223
16	Investments in associated companies	26 - E	30,248	BG13= 34,200 Minus: Investments in clearing houses 439; Investments in associated companies 110; Other investments that are computed as risk assets 3,223
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	991	BG16= 9,350 Minus: intangible assets 8,717; others assets that are computed as risk assets 162; other assets are computed as risk assets 520
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	439	BG13= 34,200 Minus: Investments in subsidiaries 30,428; Investments in associated companies 110; other investments that are computed as risk assets 3,223

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	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,985	BG29
35	Retained earnings	2	57,349	BG30= 103,396 Minus: other items of earned capital 46,037, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	46,037	BG30= 103,396 Minus: Retained earnings 57,349, cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,420	BG26= 34,267 More: Subordinated debt instruments non-convertible 24,847
39	Paid-in capital that meets with Exhibit 1-S	46	24,847	BG26= 34,267 More: Subordinated debt instruments convertible 9,420
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

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Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.

Earnings Release | 4Q.2019
Banco Santander México	69

24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	88,986	7,119
Transactions with debt instruments in national currency with surtax and reviewable rate	2,832	227
Transactions in national currency with real rate or denominated in UDIs	7,318	585
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	9,553	764
Positions in UDIs or with yield referred to INPC	1	0
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	337	27
Transactions in foreign currency with nominal rate	44,257	3,541
Positions in foreign currency or with yield indexed to the exchange rate	8,365	669
Positions in shares or with yield indexed to the price of one share or set of shares	13,208	1,057
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	1	0

Earnings Release | 4Q.2019
Banco Santander México	70

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Risk weighted assets	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	60	5
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	30,225	2,418
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	28,425	2,274
Group III (weighted at 23%)	896	72
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	38	3
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	23,935	1,915
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	60	5
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	50	4
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	7,171	574
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	7,965	637
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	35,410	2,833
Group VI (weighted at 75%)	21,890	1,751
Group VI (weighted at 100%)	54,511	4,361
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	3,250	260
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	11,706	936

Earnings Release | 4Q.2019
Banco Santander México	71

Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	6,226	498
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	71,928	5,754
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	0	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	0	0
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	1,275	102
Group VII-B weighted at 57.5%)	8,758	701
Group VII-B (weighted at 100%)	56,957	4,557
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	0	0
Group VIII (weighted at 150%)	0	0
Group IX (weighted at 100%)	101,875	8,150
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	341	27
Group X (weighted at 1250%)	0	0
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	24,466	1,957
Credit Valuation Adjustment on Derivative Operations	29,712	2,377
Re-securitization with Risk Degree 1 (weighted at 20%)	5,578	446
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	3,813	305
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	5,270,676	4,217

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
0	55,031

Earnings Release | 4Q.2019
Banco Santander México	72

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital

Earnings Release | 4Q.2019
Banco Santander México	73

6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.

	ISIN, CUSIP		ISIN	CUSIP
2	or Bloomberg	144A	US05969BAC72	05969BAC7
	Identifier	Reg S	USP1507SAG23	P1507SAG2

3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment

Earnings Release | 4Q.2019
Banco Santander México	74

4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$24,523,460,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.

Earnings Release | 4Q.2019
Banco Santander México	75

Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

Earnings Release | 4Q.2019
Banco Santander México	76

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.

Earnings Release | 4Q.2019
Banco Santander México	77

8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,432,100,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.

Earnings Release | 4Q.2019
Banco Santander México	78

22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

Earnings Release | 4Q.2019
Banco Santander México	79

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
Reference	Item	Dec-19
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,230,268
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	47,555
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,277,823
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	22,280
5	Add-on amounts for PFE associated with all derivatives transactions	45,114

Earnings Release | 4Q.2019
Banco Santander México	80

6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	67,394
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	79,536
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(77,013)
14	CCR exposure for SFT assets	2,111
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	4,634
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	127,311
18	(Adjustments for conversion to credit equivalent amounts)	(48,422)
19	Off-balance sheet items (sum of lines 17 and 18)	78,889
Capital and total exposures
20	Tier 1 capital	100,236
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,428,739
Leverage ratio
22	Basel III leverage ratio	7.02%

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Dec-19
1	Total consolidated assets as per published financial statements	1,392,920
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	47,555
4	Adjustments for derivative financial instruments	(92,736)
5	Adjustment for securities financing transactions	2,111
6	Adjustment for off-balance sheet items	78,889
7	Other adjustments	0
8	Leverage ratio exposure	1,428,739

Earnings Release | 4Q.2019
Banco Santander México	81

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Dec-19
1	Total consolidated assets as per published financial statements	1,392,920
2	operative derivative financial instruments	(160,129)
3	operative securities financing transactions	(2,253)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,230,268

Table IV.1
Variation of the elements
	Sep-19	Dec-19
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	104,548	100,236	(4)
Adjusted assets	1,368,781	1,428,739	4
Leverage Ratio	7.64%	7.02%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of Dec 31, 2019, is provided:

- As of Dec 31, 2019 the Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.40,935 representing the 40.84% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

Earnings Release | 4Q.2019
Banco Santander México	82

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology and Operations

▪	Executive Direction of Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

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Banco Santander México	83

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

-	Deputy General Direction Network Commercial

-	Deputy General Direction of Specialized Business

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Commercial Planning

-	Deputy General Direction of Transformation and Digital Banking

-	Executive Direction of Strategy Clients

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Chief Audit Executive

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

Earnings Release | 4Q.2019
Banco Santander México	84

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	3,912
Debtors under sale and repurchase agreements	583
Derivatives (asset)	60,875
Performing loan portfolio	6,884
Other receivables, (net)	10,313

Payable
Time deposits	1,742
Demand deposits	2,062
Credit instruments issued	958
Creditors under sale and repurchase agreements	5,028
Derivatives (liability)	51,998
Other payables	10,959
Creditors from settlement of transactions	745
Subordinated debentures	26,987

Revenues
Interest	278
Premium on sale and repurchase agreements	111
Others	265

Net Commissions	6,406
Net gain (loss) on financial assets and liabilities	(18,988)

Expenses
Interest	2,318
Administrative expenses	883
Technical assistance	2,322

22. Interests on loan portfolio
As of December 31st, 2019, the consolidated income statement includes, in the item "Interest income", Ps.88,954 million that correspond to interests from the loan portfolio of Banco Santander México, S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

Earnings Release | 4Q.2019
Banco Santander México	85

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of fourth quarter of 2019 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	74,454.93	0.06%
Market Making	26,870.43	0.02%
Proprietary Trading	4,701.85	0.00%

Risk factor
Interest rate	49,297.14	0.04%
Foreign exchange	49,143.92	0.04%
Equity	1,754.10	0.00%
* % of VaR with respect to Net Capital

Earnings Release | 4Q.2019
Banco Santander México	86

The Value at Risk for the average the fourth quarter of 2019 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	85,503.15	0.07%
Market Making	30,660.32	0.02%
Proprietary Trading	8,744.16	0.01%

Risk factor
Interest rate	52,139.82	0.04%
Foreign exchange	58,366.57	0.05%
Equity	2,478.38	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Oct-19	Nov-19	Dec-19	Average	Oct-19	Nov-19	Dec-19	Average
Balance MXN GAP	31%	12%	9%	17%	16%	26%	39%	27%
Scenario	(100) bp	(100) bp	+100 bp	N/A	(100) bp	+100 bp	+100 bp	N/A
Balance USD GAP	67%	67%	59%	64%	44%	40%	38%	41%
Scenario	(100) bp	(100) bp	-100 bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the fourth quarter of 2019:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	+100 bp	(134)	1,005	(1,139)	+100 bp	(1,649)	1,949	(3,598)
Balance USD GAP	(100) bp	(364)	105	(470)	(100) bp	(721)	(2,021)	1,300

Earnings Release | 4Q.2019
Banco Santander México	87

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	193,370	(63,057)	(122,644)	(43,325)	40,432	25,564	31,393	39,577	362,319	(76,890)
Non Derivative	168,001	(63,057)	(123,596)	(43,494)	40,034	24,834	30,476	39,368	346,500	(83,064)
Derivatives	25,369	0	952	169	398	730	917	209	15,819	6,175

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Earnings Release | 4Q.2019
Banco Santander México	88

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Banco Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Banco Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Banco Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Banco Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Banco Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Earnings Release | 4Q.2019
Banco Santander México	89

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Banco Santander for the quarter of 2019:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Oct-19	Nov-19	Dec-19	Average
Sovereign Risk, Development Banking and Financial Institutions	21,887.37	26,318.95	20,034.81	22,747.04
Corporates	630.97	563.84	608.87	601.23
Project Finance	449.02	437.31	426.29	437.54
Companies	221.65	193.83	218.35	211.27

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the quarter of 2019, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the quarter of 2019
Interest Rate Derivatives	17,419.91
Exchange Rate Derivatives	23,175.02
Bonds Derivatives	0
Equity Derivatives	109.65
Total	40,704.58

The Expected Loss of Banco Santander at the end of the quarter of 2019, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander, for the quarter of 2019 are:

Expected Loss
Millions of U.S.Dollars
Segment	Oct-19	Nov-19	Dec-19	Average
Sovereign Risk, Development Banking and Financial Institutions	2.59	3.33	2.60	2.84
Corporates	11.89	9.85	7.43	9.72
Project Finance	4.45	3.51	2.50	3.49
Companies	2.32	1.79	1.51	1.87

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the quarter of 2019:

Cash collateral	69.62%
Collateral refer to bonds issued by the Mexican Federal Government and others Sovereign	30.38%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Earnings Release | 4Q.2019
Banco Santander México	90

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of Ps.64 million for operational risk in general to the fourth quarter of 2019.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Earnings Release | 4Q.2019
Banco Santander México	91

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

h	i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

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Banco Santander México	92

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter of 2019, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Earnings Release | 4Q.2019
Banco Santander México	93

Summary of Derivative Financial Instruments
Million Pesos as of December 31th, 2019
Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	402,044	2,239	1,422
Forwards	Equity	Trading	992	(5)	(3)

Futures	Foreign Currency	Trading	14,202	0	0
Futures	Market Index	Trading	4,223	0	0

Options	Equity	Trading	151	(120)	(71)
Options	Foreign Currency	Trading	108,748	(566)	(512)
Options	Market Index	Trading	2,842	129	75
Options	Interest Rate	Trading	252,753	54	130

Swaps	Cross Currency	Trading	828,257	1,347	446
Swaps	Interest Rate	Trading	6,649,871	3,890	4,588
Swaps	Equity	Trading	628	10	4

Forwards	Foreign Currency	Hedging	61,122	3,062	3,597

Swaps	Cross Currency	Hedging	57,623	(2,688)	(3,402)
Swaps	Interest Rate	Hedging	68,793	355	(81)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter of 2019, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the quarter of 2019, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	652	48
EQUITY FORWARD	25	4
OTC EQ	124	55
OTC FX	1754	344
SWAPTIONS	6	0
FX FORWARD	1878	40
IRS	625	60
CCS	35	6

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the quarter of 2019, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

Earnings Release | 4Q.2019
Banco Santander México	94

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2019:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(3.13)	6.28

Vega Risk factor
	EQ	FX	IR
Total	0.31	6.38	(2.68)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.26	(10.60)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Earnings Release | 4Q.2019
Banco Santander México	95

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2019:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(19)
Remote scenario	(1,367)
Possible scenario	(764)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

Earnings Release | 4Q.2019
Banco Santander México	96

These regulations came into effect on January 1st, 2015.

During the fourth quarter of 2019, the weighted average CCL for the Bank is 159.37%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)
Liquidity Assets
1	Total high-quality liquid assets	Not applicable	168,159
Cash Outflows
2	Unsecured retail financing	233,239	13,749
3	Stable funding	191,507	9,575
4	Less stable funding	41,732	4,173
5	Unsecured wholesale funding	385,711	149,835
6	Operational deposits	203,890	46,674
7	Non-operational deposits	160,815	82,154
8	Unsecured debt	21,007	21,007
9	Secured wholesale funding	Not applicable	389
10	Additional requirements:	191,835	36,320
11	Outflows related to derivatives exposures and other collateral requirements	44,040	26,757
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	147,795	9,562
14	Other contractual funding obligations	78,941	484
15	Other contingent funding obligations	7,535	7,535
16	Total Cash Out	Not applicable	208,311
Cash Inflows
17	Cash inflows secured transactions	70,046	1,747
18	Cash inflows from operations unsecured	108,954	85,037
19	Other cash inflows	13,100	13,100
20	Total Cash Inflows	192,100	99,884
Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	168,159
22	Total Net Cash Out	Not applicable	108,427
23	Liquidity Coverage Ratio	Not applicable	159.37%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter, there was an increase in CCL due to a reduction in the commercial gap due to a seasonal issue.

c)	Changes of major components within the quarter report.

•	During the quarter, there was a decrease in CCL due to a reduction in the commercial gap due to a seasonal issue.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

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Banco Santander México	97

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 3Q19, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/09/2019	Term	Amount
Million pesos
Consolidated	90 days	159,745
Local Currency	90 days	70,553
Foreign Currency	30 days	117,396

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of September 30, 2019. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Earnings Release | 4Q.2019
Banco Santander México	98

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	75,169	36,018	0	0	0	41	0	0	39,109
Loans	901,067	58,049	97,325	74,001	102,349	274,364	126,323	169,232	(576)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	1,501	0	0	0	0	0	0	0	1,501
Securities	60,475	27	41,842	214	433	3,278	1,507	10,661	2,513
Permanent	15,344	0	0	0	0	0	0	0	15,344
Other Balance Sheet Assets	2,596,504	0	0	0	0	0	0	0	2,596,504
Total Balance Sheet Assets	3,650,059	94,094	139,168	74,215	102,782	277,683	127,830	179,893	2,654,394
Money Market	(173,043)	(46,772)	(3,017)	0	0	0	0	0	(123,253)
Deposits	(862,348)	(245,122)	(30,755)	(26,424)	(18,793)	(38,034)	(28,484)	(474,737)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(217,145)	(8,733)	(15,232)	(24,833)	(31,865)	(54,793)	(51,909)	(10,337)	(19,443)
Equity	(139,541)	0	0	0	0	0	0	0	(139,541)
Other Balance Sheet Liabilities	(2,605,284)	0	0	0	0	0	0	0	(2,605,284)
Total Balance Sheet Liabilities	(3,997,362)	(300,627)	(49,004)	(51,257)	(50,658)	(92,827)	(80,393)	(485,073)	(2,887,521)
Total Balance Sheet Gap	(347,302)	(206,533)	90,163	22,958	52,124	184,855	47,437	(305,180)	(233,127)
Total Off-Balance Sheet Gap	18,015	(16,058)	181	2,450	1,428	5,683	7,649	4,826	11,856
Total Structural Gap		(224,358)	89,734	24,909	52,666	187,759	55,086	(300,354)	(214,735)
Accumulated Gap		(559,994)	(134,624)	(109,715)	(141,205)	130,709	185,796	(114,559)	(329,294)

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

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Banco Santander México	99

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
S&P 500	SPX
Eurostoxx 50	SX5E

i)	S&P 500 Index (SPX)

Standard and Poor’s 500 Index is an index weighted by capitalization and it is constituted by 500 stocks. This Index is designed to measure the performance of the USA economy via the changes in the market value added of 500 stocks representing the main industrial sectors

Formula:

The formula used for determining the value of SPX measures the daily change of the capitalization value of a sample of securities. This formula assesses the market trends and eases its reproduction in portfolios, mutual funds and securities portfolios aiming to obtain the average yield offered by the market.

It: Index in time t

Pit: Price of issuer i in time t

Qit: Stocks of issuer i in time t

Fi: Factor of Adjustment due to input and output of securities in the sample, rights declared by issuers, repurchase of stocks and new issues, and disincorporations.

i= 1, 2, 3….n

Weighting: Weighting is determined according to the capitalization value.

Selection Criteria:

•	Companies in USA.

•	Capitalization value greater than 5 billion dollars.

•	financial viability

•	Bursatility

Operating companies

Size of sample:

S&P 500 Index includes the 500 most important companies within the most important industries in the economy of the United States of America. The table below shows the ticker symbols of the securities that constitute the sample:

Earnings Release | 4Q.2019
Banco Santander México	100

Ticker	Name	Ticker	Name	Ticker	Name
LYB UN Equity	LyondellBasell Industries NV	MU UW Equity	Micron Technology Inc	DVA UN Equity	DaVita Inc
AXP UN Equity	American Express Co	MSI UN Equity	Motorola Solutions Inc	HIG UN Equity	Hartford Financial Services Group Inc/Th
VZ UN Equity	Verizon Communications Inc	CBOE UF Equity	Cboe Global Markets Inc	IRM UN Equity	Iron Mountain Inc
AVGO UW Equity	Broadcom Inc	MYL UW Equity	Mylan NV	EL UN Equity	Estee Lauder Cos Inc/The
BA UN Equity	Boeing Co/The	LH UN Equity	Laboratory Corp of America Holdings	CDNS UW Equity	Cadence Design Systems Inc
CAT UN Equity	Caterpillar Inc	NEM UN Equity	Newmont Goldcorp Corp	UHS UN Equity	Universal Health Services Inc
JPM UN Equity	JPMorgan Chase & Co	NKE UN Equity	NIKE Inc	ETFC UW Equity	E*TRADE Financial Corp
CVX UN Equity	Chevron Corp	NI UN Equity	NiSource Inc	SWKS UW Equity	Skyworks Solutions Inc
KO UN Equity	Coca-Cola Co/The	NBL UN Equity	Noble Energy Inc	NOV UN Equity	National Oilwell Varco Inc
ABBV UN Equity	AbbVie Inc	NSC UN Equity	Norfolk Southern Corp	DGX UN Equity	Quest Diagnostics Inc
DIS UN Equity	Walt Disney Co/The	PFG UW Equity	Principal Financial Group Inc	ATVI UW Equity	Activision Blizzard Inc
FLT UN Equity	FleetCor Technologies Inc	ES UN Equity	Eversource Energy	ROK UN Equity	Rockwell Automation Inc
EXR UN Equity	Extra Space Storage Inc	NOC UN Equity	Northrop Grumman Corp	KHC UW Equity	Kraft Heinz Co/The
XOM UN Equity	Exxon Mobil Corp	WFC UN Equity	Wells Fargo & Co	AMT UN Equity	American Tower Corp
PSX UN Equity	Phillips 66	NUE UN Equity	Nucor Corp	HFC UN Equity	HollyFrontier Corp
GE UN Equity	General Electric Co	PVH UN Equity	PVH Corp	REGN UW Equity	Regeneron Pharmaceuticals Inc
HPQ UN Equity	HP Inc	OXY UN Equity	Occidental Petroleum Corp	AMZN UW Equity	Amazon.com Inc
HD UN Equity	Home Depot Inc/The	OMC UN Equity	Omnicom Group Inc	JKHY UW Equity	Jack Henry & Associates Inc
IBM UN Equity	International Business Machines Corp	OKE UN Equity	ONEOK Inc	RL UN Equity	Ralph Lauren Corp
CXO UN Equity	Concho Resources Inc	RJF UN Equity	Raymond James Financial Inc	BXP UN Equity	Boston Properties Inc
JNJ UN Equity	Johnson & Johnson	PH UN Equity	Parker-Hannifin Corp	APH UN Equity	Amphenol Corp
MCD UN Equity	McDonald's Corp	ROL UN Equity	Rollins Inc	ARNC UN Equity	Arconic Inc
MRK UN Equity	Merck & Co Inc	PPL UN Equity	PPL Corp	PXD UN Equity	Pioneer Natural Resources Co
MMM UN Equity	3M Co	EXC UN Equity	Exelon Corp	VLO UN Equity	Valero Energy Corp

Earnings Release | 4Q.2019
Banco Santander México	101

AWK UN Equity	American Water Works Co Inc	COP UN Equity	ConocoPhillips	SNPS UW Equity	Synopsys Inc
BAC UN Equity	Bank of America Corp	PHM UN Equity	PulteGroup Inc	WU UN Equity	Western Union Co/The
BHGE UN Equity	Baker Hughes a GE Co	PNW UN Equity	Pinnacle West Capital Corp	CHRW UW Equity	CH Robinson Worldwide Inc
PFE UN Equity	Pfizer Inc	PNC UN Equity	PNC Financial Services Group Inc/The	ACN UN Equity	Accenture PLC
PG UN Equity	Procter & Gamble Co/The	PPG UN Equity	PPG Industries Inc	TDG UN Equity	TransDigm Group Inc
T UN Equity	AT&T Inc	PGR UN Equity	Progressive Corp/The	YUM UN Equity	Yum! Brands Inc
TRV UN Equity	Travelers Cos Inc/The	PEG UN Equity	Public Service Enterprise Group Inc	PLD UN Equity	Prologis Inc
UTX UN Equity	United Technologies Corp	RTN UN Equity	Raytheon Co	FE UN Equity	FirstEnergy Corp
ADI UW Equity	Analog Devices Inc	RHI UN Equity	Robert Half International Inc	VRSN UW Equity	VeriSign Inc
WMT UN Equity	Walmart Inc	EIX UN Equity	Edison International	PWR UN Equity	Quanta Services Inc
CSCO UW Equity	Cisco Systems Inc	SLB UN Equity	Schlumberger Ltd	HSIC UW Equity	Henry Schein Inc
INTC UW Equity	Intel Corp	SCHW UN Equity	Charles Schwab Corp/The	AEE UN Equity	Ameren Corp
GM UN Equity	General Motors Co	SHW UN Equity	Sherwin-Williams Co/The	ANSS UW Equity	ANSYS Inc
MSFT UW Equity	Microsoft Corp	SJM UN Equity	JM Smucker Co/The	NVDA UW Equity	NVIDIA Corp
DG UN Equity	Dollar General Corp	SNA UN Equity	Snap-on Inc	SEE UN Equity	Sealed Air Corp
CI UN Equity	Cigna Corp	AME UN Equity	AMETEK Inc	CTSH UW Equity	Cognizant Technology Solutions Corp
KMI UN Equity	Kinder Morgan Inc/DE	SO UN Equity	Southern Co/The	SIVB UW Equity	SVB Financial Group
C UN Equity	Citigroup Inc	BBT UN Equity	BB&T Corp	ISRG UW Equity	Intuitive Surgical Inc
AIG UN Equity	American International Group Inc	LUV UN Equity	Southwest Airlines Co	AMG UN Equity	Affiliated Managers Group Inc
HON UN Equity	Honeywell International Inc	SWK UN Equity	Stanley Black & Decker Inc	TTWO UW Equity	Take-Two Interactive Software Inc
MO UN Equity	Altria Group Inc	PSA UN Equity	Public Storage	RSG UN Equity	Republic Services Inc
HCA UN Equity	HCA Healthcare Inc	ANET UN Equity	Arista Networks Inc	EBAY UW Equity	eBay Inc
UAA UN Equity	Under Armour Inc	STI UN Equity	SunTrust Banks Inc	GS UN Equity	Goldman Sachs Group Inc/The
IP UN Equity	International Paper Co	SYY UN Equity	Sysco Corp	SRE UN Equity	Sempra Energy

Earnings Release | 4Q.2019
Banco Santander México	102

HPE UN Equity	Hewlett Packard Enterprise Co	CTVA UN Equity	Corteva Inc	SBAC UW Equity	SBA Communications Corp
ABT UN Equity	Abbott Laboratories	TXN UW Equity	Texas Instruments Inc	MCO UN Equity	Moody's Corp
AFL UN Equity	Aflac Inc	TXT UN Equity	Textron Inc	BKNG UW Equity	Booking Holdings Inc
APD UN Equity	Air Products & Chemicals Inc	TMO UN Equity	Thermo Fisher Scientific Inc	FFIV UW Equity	F5 Networks Inc
RCL UN Equity	Royal Caribbean Cruises Ltd	TIF UN Equity	Tiffany & Co	AKAM UW Equity	Akamai Technologies Inc
AEP UN Equity	American Electric Power Co Inc	TJX UN Equity	TJX Cos Inc/The	MKTX UW Equity	MarketAxess Holdings Inc
HES UN Equity	Hess Corp	TMK UN Equity	Torchmark Corp	DVN UN Equity	Devon Energy Corp
APC UN Equity	Anadarko Petroleum Corp	TSS UN Equity	Total System Services Inc	GOOGL UW Equity	Alphabet Inc
AON UN Equity	Aon PLC	JCI UN Equity	Johnson Controls International plc	TFX UN Equity	Teleflex Inc
APA UN Equity	Apache Corp	ULTA UW Equity	Ulta Beauty Inc	RHT UN Equity	Red Hat Inc
ADM UN Equity	Archer-Daniels-Midland Co	UNP UN Equity	Union Pacific Corp	NFLX UW Equity	Netflix Inc
ADP UW Equity	Automatic Data Processing Inc	KEYS UN Equity	Keysight Technologies Inc	ALLE UN Equity	Allegion PLC
VRSK UW Equity	Verisk Analytics Inc	UNH UN Equity	UnitedHealth Group Inc	A UN Equity	Agilent Technologies Inc
AZO UN Equity	AutoZone Inc	UNM UN Equity	Unum Group	ANTM UN Equity	Anthem Inc
AVY UN Equity	Avery Dennison Corp	MRO UN Equity	Marathon Oil Corp	CME UW Equity	CME Group Inc
MSCI UN Equity	MSCI Inc	VAR UN Equity	Varian Medical Systems Inc	JNPR UN Equity	Juniper Networks Inc
BLL UN Equity	Ball Corp	VTR UN Equity	Ventas Inc	BLK UN Equity	BlackRock Inc
BK UN Equity	Bank of New York Mellon Corp/The	VFC UN Equity	VF Corp	DTE UN Equity	DTE Energy Co
BAX UN Equity	Baxter International Inc	VNO UN Equity	Vornado Realty Trust	NDAQ UW Equity	Nasdaq Inc
BDX UN Equity	Becton Dickinson and Co	VMC UN Equity	Vulcan Materials Co	CE UN Equity	Celanese Corp
BRK/B UN Equity	Berkshire Hathaway Inc	WY UN Equity	Weyerhaeuser Co	PM UN Equity	Philip Morris International Inc
BBY UN Equity	Best Buy Co Inc	WHR UN Equity	Whirlpool Corp	CRM UN Equity	salesforce.com Inc
HRB UN Equity	H&R Block Inc	WMB UN Equity	Williams Cos Inc/The	HII UN Equity	Huntington Ingalls Industries Inc

Earnings Release | 4Q.2019
Banco Santander México	103

BSX UN Equity	Boston Scientific Corp	WEC UN Equity	WEC Energy Group Inc	MET UN Equity	MetLife Inc
BMY UN Equity	Bristol-Myers Squibb Co	XRX UN Equity	Xerox Corp	UA UN Equity	Under Armour Inc
FBHS UN Equity	Fortune Brands Home & Security Inc	ADBE UW Equity	Adobe Inc	TPR UN Equity	Tapestry Inc
BF/B UN Equity	Brown-Forman Corp	AES UN Equity	AES Corp/VA	CSX UW Equity	CSX Corp
COG UN Equity	Cabot Oil & Gas Corp	AMGN UW Equity	Amgen Inc	EW UN Equity	Edwards Lifesciences Corp
CPB UN Equity	Campbell Soup Co	AAPL UW Equity	Apple Inc	AMP UN Equity	Ameriprise Financial Inc
KSU UN Equity	Kansas City Southern	ADSK UW Equity	Autodesk Inc	FTI UN Equity	TechnipFMC PLC
HLT UN Equity	Hilton Worldwide Holdings Inc	CTAS UW Equity	Cintas Corp	ZBH UN Equity	Zimmer Biomet Holdings Inc
CCL UN Equity	Carnival Corp	CMCSA UW Equity	Comcast Corp	CBRE UN Equity	CBRE Group Inc
QRVO UW Equity	Qorvo Inc	TAP UN Equity	Molson Coors Brewing Co	MA UN Equity	Mastercard Inc
CTL UN Equity	CenturyLink Inc	KLAC UW Equity	KLA-Tencor Corp	KMX UN Equity	CarMax Inc
UDR UN Equity	UDR Inc	MAR UW Equity	Marriott International Inc/MD	ICE UN Equity	Intercontinental Exchange Inc
CLX UN Equity	Clorox Co/The	MKC UN Equity	McCormick & Co Inc/MD	FIS UN Equity	Fidelity National Information Services I
CMS UN Equity	CMS Energy Corp	JWN UN Equity	Nordstrom Inc	CMG UN Equity	Chipotle Mexican Grill Inc
NWL UW Equity	Newell Brands Inc	PCAR UW Equity	PACCAR Inc	WYNN UW Equity	Wynn Resorts Ltd
CL UN Equity	Colgate-Palmolive Co	COST UW Equity	Costco Wholesale Corp	AIZ UN Equity	Assurant Inc
CMA UN Equity	Comerica Inc	FRC UN Equity	First Republic Bank/CA	NRG UN Equity	NRG Energy Inc
IPGP UW Equity	IPG Photonics Corp	SYK UN Equity	Stryker Corp	RF UN Equity	Regions Financial Corp
CAG UN Equity	Conagra Brands Inc	TSN UN Equity	Tyson Foods Inc	MNST UW Equity	Monster Beverage Corp
ED UN Equity	Consolidated Edison Inc	LW UN Equity	Lamb Weston Holdings Inc	MOS UN Equity	Mosaic Co/The
SLG UN Equity	SL Green Realty Corp	AMAT UW Equity	Applied Materials Inc	EXPE UW Equity	Expedia Group Inc
GLW UN Equity	Corning Inc	AAL UW Equity	American Airlines Group Inc	EVRG UN Equity	Evergy Inc
CMI UN Equity	Cummins Inc	CAH UN Equity	Cardinal Health Inc	DISCA UW Equity	Discovery Inc
DHR UN Equity	Danaher Corp	CELG UW Equity	Celgene Corp	CF UN Equity	CF Industries Holdings Inc
TGT UN Equity	Target Corp	CERN UW Equity	Cerner Corp	VIAB UW Equity	Viacom Inc
DE UN Equity	Deere & Co	CINF UW Equity	Cincinnati Financial Corp	GOOG UW Equity	Alphabet Inc

Earnings Release | 4Q.2019
Banco Santander México	104

D UN Equity	Dominion Energy Inc	DHI UN Equity	DR Horton Inc	COO UN Equity	Cooper Cos Inc/The
DOV UN Equity	Dover Corp	FLS UN Equity	Flowserve Corp	TEL UN Equity	TE Connectivity Ltd
LNT UW Equity	Alliant Energy Corp	EA UW Equity	Electronic Arts Inc	DFS UN Equity	Discover Financial Services
DUK UN Equity	Duke Energy Corp	EXPD UW Equity	Expeditors International of Washington I	TRIP UW Equity	TripAdvisor Inc
REG UW Equity	Regency Centers Corp	FAST UW Equity	Fastenal Co	V UN Equity	Visa Inc
ETN UN Equity	Eaton Corp PLC	MTB UN Equity	M&T Bank Corp	MAA UN Equity	Mid-America Apartment Communities Inc
ECL UN Equity	Ecolab Inc	XEL UW Equity	Xcel Energy Inc	XYL UN Equity	Xylem Inc/NY
PKI UN Equity	PerkinElmer Inc	FISV UW Equity	Fiserv Inc	MPC UN Equity	Marathon Petroleum Corp
EMR UN Equity	Emerson Electric Co	FITB UW Equity	Fifth Third Bancorp	TSCO UW Equity	Tractor Supply Co
EOG UN Equity	EOG Resources Inc	GILD UW Equity	Gilead Sciences Inc	AMD UW Equity	Advanced Micro Devices Inc
ETR UN Equity	Entergy Corp	HAS UW Equity	Hasbro Inc	RMD UN Equity	ResMed Inc
EFX UN Equity	Equifax Inc	HBAN UW Equity	Huntington Bancshares Inc/OH	MTD UN Equity	Mettler-Toledo International Inc
IQV UN Equity	IQVIA Holdings Inc	WELL UN Equity	Welltower Inc	CPRT UW Equity	Copart Inc
IT UN Equity	Gartner Inc	BIIB UW Equity	Biogen Inc	ALB UN Equity	Albemarle Corp
FDX UN Equity	FedEx Corp	NTRS UW Equity	Northern Trust Corp	FTNT UW Equity	Fortinet Inc
M UN Equity	Macy's Inc	PKG UN Equity	Packaging Corp of America	ESS UN Equity	Essex Property Trust Inc
FMC UN Equity	FMC Corp	PAYX UW Equity	Paychex Inc	O UN Equity	Realty Income Corp
F UN Equity	Ford Motor Co	PBCT UW Equity	People's United Financial Inc	STX UW Equity	Seagate Technology PLC
NEE UN Equity	NextEra Energy Inc	QCOM UW Equity	QUALCOMM Inc	WRK UN Equity	Westrock Co
BEN UN Equity	Franklin Resources Inc	ROP UN Equity	Roper Technologies Inc	INFO UW Equity	IHS Markit Ltd
FCX UN Equity	Freeport-McMoRan Inc	ROST UW Equity	Ross Stores Inc	WAB UN Equity	Wabtec Corp
GPS UN Equity	Gap Inc/The	IDXX UW Equity	IDEXX Laboratories Inc	WDC UW Equity	Western Digital Corp
GD UN Equity	General Dynamics Corp	SBUX UW Equity	Starbucks Corp	PEP UW Equity	PepsiCo Inc
GIS UN Equity	General Mills Inc	KEY UN Equity	KeyCorp	FANG UW Equity	Diamondback Energy Inc
GPC UN Equity	Genuine Parts Co	FOXA UW Equity	Fox Corp	NKTR UW Equity	Nektar Therapeutics
ATO UN Equity	Atmos Energy Corp	FOX UW Equity	Fox Corp	MXIM UW Equity	Maxim Integrated Products Inc

Earnings Release | 4Q.2019
Banco Santander México	105

GWW UN Equity	WW Grainger Inc	STT UN Equity	State Street Corp	CHD UN Equity	Church & Dwight Co Inc
HAL UN Equity	Halliburton Co	NCLH UN Equity	Norwegian Cruise Line Holdings Ltd	DRE UN Equity	Duke Realty Corp
HOG UN Equity	Harley-Davidson Inc	USB UN Equity	US Bancorp	FRT UN Equity	Federal Realty Investment Trust
LHX UN Equity	L3Harris Technologies Inc	AOS UN Equity	AO Smith Corp	MGM UN Equity	MGM Resorts International
HCP UN Equity	HCP Inc	SYMC UW Equity	Symantec Corp	JBHT UW Equity	JB Hunt Transport Services Inc
HP UN Equity	Helmerich & Payne Inc	TROW UW Equity	T Rowe Price Group Inc	LRCX UW Equity	Lam Research Corp
FTV UN Equity	Fortive Corp	WM UN Equity	Waste Management Inc	MHK UN Equity	Mohawk Industries Inc
HSY UN Equity	Hershey Co/The	CBS UN Equity	CBS Corp	PNR UN Equity	Pentair PLC
SYF UN Equity	Synchrony Financial	AGN UN Equity	Allergan PLC	VRTX UW Equity	Vertex Pharmaceuticals Inc
HRL UN Equity	Hormel Foods Corp	STZ UN Equity	Constellation Brands Inc	AMCR UN Equity	Amcor PLC
AJG UN Equity	Arthur J Gallagher & Co	XLNX UW Equity	Xilinx Inc	FB UW Equity	Facebook Inc
MDLZ UW Equity	Mondelez International Inc	XRAY UW Equity	DENTSPLY SIRONA Inc	URI UN Equity	United Rentals Inc
CNP UN Equity	CenterPoint Energy Inc	ZION UW Equity	Zions Bancorp NA	ABMD UW Equity	ABIOMED Inc
HUM UN Equity	Humana Inc	ALK UN Equity	Alaska Air Group Inc	ARE UN Equity	Alexandria Real Estate Equities Inc
WLTW UW Equity	Willis Towers Watson PLC	IVZ UN Equity	Invesco Ltd	DAL UN Equity	Delta Air Lines Inc
ITW UN Equity	Illinois Tool Works Inc	LIN UN Equity	Linde PLC	UAL UW Equity	United Airlines Holdings Inc
IR UN Equity	Ingersoll-Rand PLC	INTU UW Equity	Intuit Inc	NWS UW Equity	News Corp
FL UN Equity	Foot Locker Inc	MS UN Equity	Morgan Stanley	CNC UN Equity	Centene Corp
IPG UN Equity	Interpublic Group of Cos Inc/The	MCHP UW Equity	Microchip Technology Inc	MAC UN Equity	Macerich Co/The
IFF UN Equity	International Flavors & Fragrances Inc	CB UN Equity	Chubb Ltd	MLM UN Equity	Martin Marietta Materials Inc
JEC UN Equity	Jacobs Engineering Group Inc	HOLX UW Equity	Hologic Inc	PYPL UW Equity	PayPal Holdings Inc
HBI UN Equity	Hanesbrands Inc	CFG UN Equity	Citizens Financial Group Inc	COTY UN Equity	Coty Inc
K UN Equity	Kellogg Co	ORLY UW Equity	O'Reilly Automotive Inc	DISH UW Equity	DISH Network Corp
BR UN Equity	Broadridge Financial Solutions Inc	ALL UN Equity	Allstate Corp/The	DOW UN Equity	Dow Inc
PRGO UN Equity	Perrigo Co PLC	FLIR UW Equity	FLIR Systems Inc	ALXN UW Equity	Alexion Pharmaceuticals Inc

Earnings Release | 4Q.2019
Banco Santander México	106

KMB UN Equity	Kimberly-Clark Corp	EQR UN Equity	Equity Residential	RE UN Equity	Everest Re Group Ltd
KIM UN Equity	Kimco Realty Corp	BWA UN Equity	BorgWarner Inc	WCG UN Equity	WellCare Health Plans Inc
KSS UN Equity	Kohl's Corp	INCY UW Equity	Incyte Corp	NWSA UW Equity	News Corp
ORCL UN Equity	Oracle Corp	SPG UN Equity	Simon Property Group Inc	GPN UN Equity	Global Payments Inc
KR UN Equity	Kroger Co/The	EMN UN Equity	Eastman Chemical Co	CCI UN Equity	Crown Castle International Corp
LEG UN Equity	Leggett & Platt Inc	TWTR UN Equity	Twitter Inc	APTV UN Equity	Aptiv PLC
LEN UN Equity	Lennar Corp	AVB UN Equity	AvalonBay Communities Inc	AAP UN Equity	Advance Auto Parts Inc
JEF UN Equity	Jefferies Financial Group Inc	PRU UN Equity	Prudential Financial Inc	CPRI UN Equity	Capri Holdings Ltd
LLY UN Equity	Eli Lilly & Co	UPS UN Equity	United Parcel Service Inc	ALGN UW Equity	Align Technology Inc
LB UN Equity	L Brands Inc	AIV UN Equity	Apartment Investment & Management Co	ILMN UW Equity	Illumina Inc
CHTR UW Equity	Charter Communications Inc	WBA UW Equity	Walgreens Boots Alliance Inc	ADS UN Equity	Alliance Data Systems Corp
LNC UN Equity	Lincoln National Corp	MCK UN Equity	McKesson Corp	LKQ UW Equity	LKQ Corp
L UN Equity	Loews Corp	LMT UN Equity	Lockheed Martin Corp	NLSN UN Equity	Nielsen Holdings PLC
LOW UN Equity	Lowe's Cos Inc	ABC UN Equity	AmerisourceBergen Corp	GRMN UW Equity	Garmin Ltd
HST UN Equity	Host Hotels & Resorts Inc	COF UN Equity	Capital One Financial Corp	XEC UN Equity	Cimarex Energy Co
MMC UN Equity	Marsh & McLennan Cos Inc	WAT UN Equity	Waters Corp	ZTS UN Equity	Zoetis Inc
MAS UN Equity	Masco Corp	DLTR UW Equity	Dollar Tree Inc	EQIX UW Equity	Equinix Inc
SPGI UN Equity	S&P Global Inc	DRI UN Equity	Darden Restaurants Inc	DLR UN Equity	Digital Realty Trust Inc
MDT UN Equity	Medtronic PLC	NTAP UW Equity	NetApp Inc	DISCK UW Equity	Discovery Inc
CVS UN Equity	CVS Health Corp	CTXS UW Equity	Citrix Systems Inc
DD UN Equity	DuPont de Nemours Inc	DXC UN Equity	DXC Technology Co

Frequency of Review of the sample:

Changes to sample are performed discretionally; there is no established periodicity.

For more information regarding this index, its background, main characteristics and selection criteria, please consult www.indices.standardandpoors.com

Earnings Release | 4Q.2019
Banco Santander México	107

Historical Evolution:

Comparison base: December 31, 2014

Period	Minimum Price	Maximum Price	Average Securities
2015	1,867.61	2,130.82	633,844,598.65
2016	1,829.08	2,271.72	673,318,153.53
2017	2,238.83	2,690.16	567,284,554.67
2018	2,351.10	2,930.75	647,233,053.89
2019	2,447.89	3,240.02	572,985,179.79
1° Sem. 2018	2,581.00	2,872.87	646,249,029.04
2° Sem. 2018	2,351.10	2,930.75	648,201,034.85
1° Sem. 2019	2,447.89	2,954.18	613,818,722.34
2° Sem. 2019	2,840.60	3,240.02	532,817,401.52
May 2019	2,964.33	3,025.86	456,452,771.97
June 2019	2,840.60	2,953.56	561,563,601.23
July 2019	2,906.27	3,009.57	609,993,686.57
August 2019	2,887.61	3,046.77	494,202,548.06
November 2019	3,066.91	3,153.63	499,142,354.27
December 2019	3,093.20	3,240.02	576,952,712.77

Earnings Release | 4Q.2019
Banco Santander México	108

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Historical: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SPX004R DV006

Earnings Release | 4Q.2019
Banco Santander México	109

Payment Rights (MXN)
Market Price	Observed Price	Scenario 1 (TCF = 100%*TCI)	Scenario 2 (TCF = 70%*TCI)	Scenario 3 (TCF = 130%*TCI)
1,936.99	70	130.00	121.00	139.00
1,992.33	72	128.00	119.60	136.40
2,047.68	74	126.00	118.20	133.80
2,103.02	76	124.00	116.80	131.20
2,158.36	78	122.00	115.40	128.60
2,213.70	80	120.00	114.00	126.00
2,269.05	82	118.00	112.60	123.40
2,324.39	84	116.00	111.20	120.80
2,379.73	86	114.00	109.80	118.20
2,435.07	88	112.00	108.40	115.60
2,490.42	90	110.00	107.00	113.00
2,545.76	92	108.00	105.60	110.40
2,601.10	94	106.00	104.20	107.80
2,656.44	96	104.00	102.80	105.20
2,711.79	98	102.00	101.40	102.60
2,767.13	100	109.84	106.89	112.79
2,822.47	102	109.84	106.89	112.79
2,877.82	104	109.84	106.89	112.79
2,933.16	106	109.84	106.89	112.79
2,988.50	108	109.84	106.89	112.79
3,043.84	110	109.84	106.89	112.79
3,099.19	112	109.84	106.89	112.79
3,154.53	114	109.84	106.89	112.79
3,209.87	116	109.84	106.89	112.79
3,265.21	118	109.84	106.89	112.79
3,320.56	120	109.84	106.89	112.79
3,375.90	122	109.84	106.89	112.79
3,431.24	124	109.84	106.89	112.79
3,486.58	126	109.84	106.89	112.79
3,541.93	128	109.84	106.89	112.79

ii)	Eurostoxx 50

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases , the Oversight Committee may add or remove stocks to the list.

Earnings Release | 4Q.2019
Banco Santander México	110

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ENGI FP Equity	Engie SA
SAN SQ Equity	Banco Santander SA	ORA FP Equity	Orange SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
URW NA Equity	Unibail-Rodamco-Westfield	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	GLE FP Equity	Societe Generale SA
TEF SQ Equity	Telefonica SA	ENEL IM Equity	Enel SpA
FP Equity	TOTAL SA	NOKIA FH Equity	Nokia OYJ
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
VIV FP Equity	Vivendi SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	FRE GY Equity	Fresenius SE & Co KGaA
UNA NA Equity	Unilever NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	ADS GY Equity	adidas AG
INGA NA Equity	ING Groep NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Earnings Release | 4Q.2019
Banco Santander México	111

Historical Evolution:

Comparison base: December 31, 2014

Period	Minimum Price	Maximum Price	Average (securities)
2015	3,007.91	3,828.78	664,475,833.08
2016	2,680.35	3,290.52	670,496,806.23
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,509,098.11
2019	2,954.66	3,782.27	450,435,611.05
1° Sem. 2018	3,278.72	3,672.29	525,141,755.13
2° Sem. 2018	2,937.36	3,527.18	466,359,582.24
1° Sem. 2019	2,954.66	3,514.62	473,592,625.64
2° Sem. 2019	3,282.78	3,782.27	427,656,156.48
May 2019	3,462.85	3,544.15	357,537,482.16
June 2019	3,282.78	3,490.03	436,706,518.58
July 2019	3,420.74	3,571.39	440,835,308.40
August 2019	3,413.31	3,625.69	485,468,230.84
November 2019	3,623.74	3,712.85	410,637,596.13
December 2019	3,610.99	3,782.27	434,627,950.87

Earnings Release | 4Q.2019
Banco Santander México	112

Historical Volatility:

Quantitative examples that ilustrate possible gains or losses

SXE009R DC058

Earnings Release | 4Q.2019
Banco Santander México	113

Market Price	Observed Price	Payment Rights
2,379.44	70	100.00
2,447.42	72	100.00
2,515.41	74	100.00
2,583.39	76	100.00
2,651.38	78	100.00
2,719.36	80	100.00
2,787.34	82	100.00
2,855.33	84	100.00
2,923.31	86	100.00
2,991.30	88	100.00
3,059.28	90	100.00
3,127.26	92	100.00
3,195.25	94	100.00
3,263.23	96	100.00
3,331.22	98	100.00
3,399.20	100	100.00
3,467.18	102	106.22
3,535.17	104	112.44
3,603.15	106	118.66
3,671.14	108	124.88
3,739.12	110	131.10
3,807.10	112	137.32
3,875.09	114	143.54
3,943.07	116	146.65
4,011.06	118	146.65
4,079.04	120	146.65
4,147.02	122	146.65
4,215.01	124	146.65
4,282.99	126	146.65
4,350.98	128	146.65

Stocks

For more information regarding stocks, investors may consult the following Internet sites:

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

I.	AMZN*

Stock Market where it is quoted:

New York Stock Exchange

Description:

Amazon.com, Inc. is an online retailer that offers a wide range of products. The Company products include books, music, videotapes, computers, electronics, home and garden, and numerous other products. Amazon offers personalized shopping services, Web-based credit card payment, and direct shipping to customers.

Earnings Release | 4Q.2019
Banco Santander México	114

Historical Evolution:

Comparison base: December 31, 2014

Period	Minimum Price	Maximum Price	Average (securities)
2015	286.95	693.97	3,997,775.41
2016	482.07	844.36	4,236,840.96
2017	749.87	1,195.83	3,632,098.49
2018	1,169.47	2,039.51	5,724,928.02
2019	1,500.28	2,020.99	4,024,318.21
1° Sem. 2018	1,169.47	1,750.08	5,373,383.19
2° Sem. 2018	1,343.96	2,039.51	6,070,741.14
1° Sem. 2019	1,500.28	1,962.46	4,756,468.28
2° Sem. 2019	1,705.51	2,020.99	3,304,105.38
May 2019	1,866.78	2,020.99	3,270,385.90
June 2019	1,749.62	1,855.32	3,722,256.23
July 2019	1,725.45	1,843.55	3,202,544.30
August 2019	1,705.51	1,787.48	3,538,350.29
November 2019	1,734.71	1,818.51	2,655,776.87
December 2019	1,739.21	1,869.80	3,411,128.71

Earnings Release | 4Q.2019
Banco Santander México	115

Historical Volatility:

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

Earnings Release | 4Q.2019
Banco Santander México	116

Market Price	Observed Price	Observation Dates 1 to 3	Exercise Dates 1 to 3	Exercise Date 4
-	0	$-	$-	$70.00
8.50	5	$-	$-	$70.00
17.00	10	$-	$-	$70.00
25.50	15	$-	$-	$70.00
34.00	20	$-	$-	$70.00
42.50	25	$-	$-	$70.00
51.00	30	$-	$-	$70.00
59.50	35	$-	$-	$70.00
68.00	40	$-	$-	$70.00
76.50	45	$-	$-	$70.00
85.00	50	$-	$-	$70.00
93.50	55	$-	$-	$70.00
102.00	60	$-	$-	$70.00
110.50	65	$-	$-	$75.00
119.00	70	$-	$-	$80.00
127.50	75	$-	$-	$85.00
136.00	80	$-	$-	$90.00
144.50	85	$-	$-	$95.00
153.00	90	$3.00	$-	$103.00
161.50	95	$3.00	$-	$103.00
170.00	100	$-	$103.00	$103.00
178.50	105	$-	$103.00	$103.00
187.00	110	$-	$103.00	$103.00
195.50	115	$-	$103.00	$103.00
204.00	120	$-	$103.00	$103.00
212.50	125	$-	$103.00	$103.00
221.00	130	$-	$103.00	$103.00
229.50	135	$-	$103.00	$103.00
238.00	140	$-	$103.00	$103.00

Earnings Release | 4Q.2019
Banco Santander México	117

Hedged Position as of December 31st, 2019

Hedged Position

EMISORAS: SPX004R DV006, SXE009R DC058, AMZ011L DC056

ASSET TYPE	ISSUER / SERIE	NUMBER OF SHARES	MARKET PRICE	BETA COEF.	PERIOD IN MONTHS USED FOR BETA	DELTA COEFIC. (FOR OPTIONS AND WARRANTS)	DELTA (SHARES)	DELTA (SECURITIES)
HEDGE	SXE009R DC058	464,000	0.00	1.0000	12	1.000000	464,000.00	19.7425
HEDGE	MINI-SP FUT	1	2,978.50	1.0000	12	1.000000	1.00	50.0000
HEDGE	AMZ011L DC056	430,000	0.00	1.0000	12	1.000000	430,000.00	200.0000
OBLIGATION	SXE009R DC058	464,000	0.00	1.0000	12	0.000043	19.74	(19.7425)
OBLIGATION	SPX004R DV006	190,000	109.48	1.0000	12	0.000503	95.5751	(95.5751)
OBLIGATION	AMZ011L DC056	430,000	100.31	1.0000	12	0.000465	200.0000	(200.0000)

DELTA AS ISSUERS
ISSUER / SERIE	ASSET TYPE	TOTAL
MINI-SP FUT	HEDGE	50.000000
SPX004R DV006	OBLIGATION	(95.575120)
.STOXX50E	HEDGE	19.742480
SXE009R DC058	OBLIGATION	(19.742480)
AMZN	HEDGE	200.000000
AMZ011L DC056	OBLIGATION	(200.000000)
Total		(45.575120)

ISSUER	DELTA (SHARES)	ORIGINAL BETA	STANDARD ERROR	DELTA (SHARES)	DELTA HEDGE IN SECURITIES	DELTA OBLIGATIONS IN SECURITIES
SPX004R DV006	(45.5751	1.0000	0.000000	(45.5751)	50.0000	(95.5751)
SXE009R DC058	0.0000	1.0000	0.000000	0.0000	19.7425	(19.7425)
AMZ011L DC056	0.0000	1.0000	0.000000	0.0000	200.0000	(200.0000)

Earnings Release | 4Q.2019
Banco Santander México	118

Item 2

4Q.19
Earnings Presentation

BSMX LISTED NYSE

Santander

4Q.19 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement 2 Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Solid Quarter, Healthy Asset Quality, Significantly Stronger Franchise 3 Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of all owances (4Q19*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of all owances (12M19). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q18;4Q19). / Year to date = Annualized cumulative net income as a percentage of average equity (4Q18;4Q19). Loan book up 4.5% YoY  Growth principally supported by middle - market, mortgages, payroll and credit card loans Deposit base down 0.2% YoY; Individual deposits up 9.6% YoY  Individual demand deposits +8.8% YoY  Individual term deposits +11.1% YoY Improving asset quality  NPL ratio 2.28% - 8 bps  Cost of risk 1 2.60% - 12 bps Sound efficiency and profit levels while investment plan completed  Efficiency ratio 2 47.21% +58 bps 45.37% +23 bps  ROAE 3 14.88% - 30 bps 16.14% - 5 bps 4Q19 YoY Var 12M19 YoY Var 4Q19 YoY Var Continued improvements in customer acquisition and loyalty through improved IT & infrastructure resulting from 3 - year investment program

15 billion pesos investments
(2017-2019)

53%
33%
14%

Distribution Network Transformation +IT

Client Attraction & Loyalty

Broaden Business Scope

- Financial inclusion (TUIIO)
- Auto loans
- Leasing
- P+C Insurance

Santander
4

Three - Year Investment Plan Has Strengthened Our Franchise and Positioned Santander to Boost Profitability and Become More Client - Centric 15 billion pesos investments (2017 - 2019) 4 Distribution Network Transformation +IT 53% 33% 14% Broaden Business Scope  Structural transformation  Digitalization of processes and services  Technological catch - up  Enhanced customer journey  Loyalty programs and cross - selling  Payroll attraction initiatives  Data analytics  Service quality enhancements  Financial inclusion (TUIIO)  Auto loans  Leasing  P+C Insurance Client Attraction & Loyalty

 Launched Digital Factory to digitalize operations and optimize processes ▪ Strategic Partners and agile approach ▪ Improved digital onboarding for SMEs, mortgages and payroll accounts  Cloud adoption and data analytics  Upgraded call center system ( IVR ) and ATM platform Upgrades in IT, Digitalization and Distribution Network Capabilities Have Enhanced the the Customer Journey 5 Infrastructure  Investment in 10 new corporate centers nationwide  Upgraded digital apps/systems with new functionalities IT and Digitalization Electronic banking for Corporates Super Wallet Super Movil  New branch management model and formats ▪ Distribution network model with own P&L and cost of risk management ▪ Identification of 818 Micro - markets ▪ 541 branches transformed to SmartRed (45% of total) ▪ Launching new formats: Agile, multichannel, transactional, Work Cafe and “Islas Financieras ”  ATMs and Full Function ▪ 73% of traditional ATMs are new ▪ Full Function share increased to 12.1% from 1.6% 6,719 2,140 5,782 1,093 106 2016 2019 6,825 9,015 +32.1% ATMs FF New ATMs

Customers evolution

Loyal[1]
Loyal/Active customers
21%
2.0x
33%
1,623
3,168
2016
2019
Digital[1]
3.0x
1,370
4,170
2016
2019
Mobile[1]
4.2x
901
3,803
2016
2019
Individual contribution to total demand deposits
+600bp
28.2%
34.2%
2016
2019

Digital Transactions / Total Transactions[2]

Internet
Mobile
10.8%
43%
57%
19.9%
13%
87%
Dic'17
Dic'19

Loyalty programs and products

Santander Plus

Hipoteca Plus

Santander

6

New Programs and Products have Strengthened Customer Acquisition, Increased Loyalty and Improved Mix of Demand Deposits 6 Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. Figures may vary from those previously reported due to restatements. Customers evolution Digital Transactions / Total Transactions 2 Loyalty programs and products Dic’17 43% 87% 57% 10.8% 13% Dic’19 19.9% Mobile Internet Hipoteca Plus  Santander Plus has attracted 7.2 million customers, 53% new to our bank  Santander - Aeroméxico has 1 million cardholders, 32% of which are new customers  77% of new mortgages loans are linked to Hipoteca Plus 1,623 3,168 2019 2016 2.0x 1,370 4,170 2019 2016 3.0x 901 3,803 2019 2016 4.2x 2016 2019 28.2% 34 .2% +600bp Loyal¹ Digital¹ Mobile¹ Individual contribution to total demand deposits  Digital monetary transactions have almost tripled vs. 2017, while mobile transactions have increased 13x 21% 33% Loyal/Active customers

Solid Evolution of Santander's Financial Inclusion Program, Tuiio, and Our Auto Loan Product 7 TUIIO Auto loans  More than half of TUIIO customers have used an ATM and/or had obtained a debit card for the first time in their lives  Ps.261 million loan portfolio, origination more than Ps.1 billion pesos  Presence in 18 states  Total of 105k customers, 92% of whom are women  Working with +650 dealers and +100 automotive groups nationwide  Leveraging experience and know - how of Santander's global operations  Launched this product aiming to get to our natural market share, currently at 1.4%  Ps.2.2 billion loan portfolio

Total Loans

YoY Growth
5,185
5,254
5,352
5,335
5,406
9.3%
10.1%
7.5%
5.8%
4.3%
4Q18
1Q19
2Q19
3Q19
4Q19

Total Deposits

YoY Growth
5,078
5,104
5,223
5,160
5,310
8.3%
8.4%
6.1%
5.2%
4.5%
4Q18
1Q19
2Q19
3Q19
4Q19

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

3.9%
3.9%
1.2%
6.0%
6.4%
4Q18
1Q19
2Q19
3Q19
4Q19

Santander

8

Soft System Loan and Deposit Growth While Consumer Lending Remains Resilient 8 Source: CNBV Banks as of December 2019 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 1Q19 4Q18 3Q19 10.1% 9.3% 5,406 5,185 7.5% 2Q19 5.8% 4.3% 4Q19 5,254 5,352 5,335 YoY Growth 1Q19 6.1% 8.4% 8.3% 5.2% 4Q18 2Q19 3Q19 4.5% 4Q19 5,078 5,104 5,223 5,160 5,310 YoY Growth 2Q19 3Q19 6.4% 4Q18 1Q19 4Q19 6.8% 6.4% 6.0% 5.2% 3.9% 4Q18 1.2% 1Q19 2Q19 3Q19 6.0% 4Q19 3.9% 6.4%

Total Loans

Loan Portfolio Breakdown

Consumer 8%
Credit Cards 9%
Middle-Market 26%
Mortgages 21%
Corporates 13%
SMEs 11%
Gov&FinEnt 12%

Santander

9

Source: Company filings under CNBV GAAP, in million pesos.

9 Santander Mexico Loan Growth Supported by Middle - Market and Retail Portfolio Source: Company filings under CNBV GAAP, in million pesos. Total Loans Loan Portfolio Breakdown 2Q19 4Q18 4Q19 1Q19 3Q19 682,848 691,226 700,329 697,326 713,680 +2.3% +4.5% 4Q19 Var YoY Contribution to: Loans NII Loans High - margin s egments : Middle - market 186,615 5.0% 53.3% 68.9% SMEs 76,344 (1.4%) Credit cards 59,478 5.8% Consumer 57,644 5.6% 380,080 3.9% Low - margin segments : Corporates 94,506 (1.1%) 46.7% 31.1% Government & Financial Entities 87,165 9.3% Mortgages 151,929 7.3% 333,600 5.2% Middle - Market 26% Corporates 13% Gov&FinEnt 12% SMEs 11% Mortgages 21% Credit Cards 9% Consumer 8%

Individual Loans

4Q18 252,486 — +6.6% → 269,051 4Q19

Mortgages

+7.3%
141,649
143,182
145,651
148,733
151,929
+2.1%
4Q18
1Q19
2Q19
3Q19
4Q19

Credit Cards

+5.8%
56,227
56,473
57,476
58,960
59,478
+0.9%
4Q18
1Q19
2Q19
3Q19
4Q19

Consumer[1]

+5.6%
54,610
55,577
57,219
57,670
57,644
-0.0%
Personal
Payroll
4Q18
1Q19
2Q19
3Q19
4Q19

Santander

10

Hipoteca Plus Drives Organic Mortgage Growth and Other Cross - Selling; Payroll Loans Grow Double - Digits, while Cards Growth Remains Robust 10 Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of December 2019. Notes: 1) Includes payroll, personal and auto loans. Individual Loans 269,051 252,486 4Q18 4Q19 +6.6% 4Q18 1Q19 3Q19 2Q19 4Q19 143,182 141,649 145,651 148,733 151,929 +2.1% +7.3% 3Q19 1Q19 4Q18 56,473 2Q19 4Q19 57,476 56,227 58,960 59,478 +0.9% +5.8% 4Q19 4Q18 57,644 1Q19 3Q19 2Q19 57,219 54,610 55,577 57,670 - 0.0% +5.6%  Double digit organic growth – up +11.7% YoY  # 3 top mortgage originator, with Hipoteca Plus accounting for 77% of new mortgages  Credit card usage up 10.6% YoY  3 rd largest market player  Sustained cross selling to payroll, mortgage and other existing clients  Gaining market share in payroll loans, with strong growth of 11.1% YoY  Originated close to Ps.1.5 billion in auto loans over the LTM, bringing this portfolio to over Ps.2.2 billion Payroll Personal Mortgages Credit Cards Consumer 1

Commercial Loans
4Q18
430,362
+3.3%
444,629
4Q19
SMEs
-1.4%
77,389
78,229
79,491
78,075
76,344
-2.2%
4Q18
1Q19
2Q19
3Q19
4Q19
Middle-Market
+5.0%
177,662
183,691
188,053
185,567
186,615
+0.6%
4Q18
1Q19
2Q19
3Q19
4Q19
Corporates
-1.1%
95,536
95,410
98,270
93,838
94,506
+0.7%
4Q18
1Q19
2Q19
3Q19
4Q19
Government & Fin. Ent.
+9.3%
79,775
78,664
74,169
74,482
87,165
+17.0%
4Q18
1Q19
2Q19
3Q19
4Q19

Santander

11

Source: Company filings under CNBV GAAP, in million pesos.

Pickup in Commercial Lending, Supported by Middle - Market and Renewed Growth in Government Loans 11 Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 444,629 430,362 4Q18 4Q19 +3.3% SMEs Middle - Market Corporates Government & Fin. Ent . 3Q19 1Q19 4Q18 2Q19 4Q19 77,389 78,229 79,491 78,075 76,344 - 2.2% - 1.4% 4Q19 2Q19 3Q19 1Q19 4Q18 93,838 95,536 95,410 98,270 94,506 +0.7% - 1.1% 177,662 4Q18 2Q19 1Q19 3Q19 4Q19 183,691 188,053 185,567 186,615 +0.6% +5.0% 78,664 4Q18 79,775 1Q19 2Q19 4Q19 3Q19 74,169 74,482 87,165 +17.0% +9.3%

Total Deposits

-0.2%
693,812
702,644
721,288
683,590
692,537
+1.3%
Term
Demand
34%
34%
36%
36%
36%
66%
66%
64%
64%
64%
4Q18
1Q19
2Q19
3Q19
4Q19

Demand Deposits

-2.5%
456,546
444,921
Individuals +8.8%
Corporate -7.6%
4Q18
4Q19

Term Deposits[1]

+4.4%
237,266
247,616
Individuals +11.1%
Corporate +1.1%
4Q18
4Q19

Santander

12

Continue Prioritizing Retail Over Corporate Deposits, as Environment Remains Soft 12 Total Deposits 36% 36% 34% 34% 66% 4Q18 66% 64% 1Q19 2Q19 4Q19 64% 692,537 702,644 3Q19 36% 64% Term Demand 683,590 693,812 721,288 +1.3% - 0.2% Demand Deposits 4Q18 4Q19 456,546 444,921 - 2.5% +8.8% Individuals Corporate - 7.6% Term Deposits 1 4Q19 4Q18 247,616 237,266 +4.4%  Total retail deposits – up 9.6%  Deposits from individuals continue increasing their contribution: demand deposits by 350 bps YoY and term deposits by 210 bps YoY  Decrease in corporate deposits concentrated in a handful of clients.  Higher interest rates favor Term Deposit growth Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Individuals Corporate +11.1% +1.1%

Maintaining Healthy Liquidity Profile and Solid Capital Position

Net Loans to Deposits[1]

95.38%
95.41%
94.13%
98.89%
99.95%
4Q18
1Q19
2Q19
3Q19
4Q19

Debt Maturity

46,538
6,530
26,209
10,150
24,499
9,423[3]
2020
2021
2022
2026
2028
2029+

CET1 and Capitalization

15.91%
16.90%
16.50%
16.89%
16.37%
Tier 2
AT1
CET1
11.04
12.19
11.89
12.29
11.89
4Q18
1Q19
2Q19
3Q19
4Q19[4]

Santander

13

Maintaining Healthy Liquidity Profile and Solid Capital Position 13 Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and manageable maturity profile  LCR 2 of 159.37%, well above 100% Banxico regulatory requirement  Tier 1 ratio increased 80 bps to 13.12% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. 3) Including additional Tier 1 Capital Notes issued in December 2016. 4) 4Q19 is preliminary. 4Q18 1Q19 2Q19 3Q19 4Q19 99.95% 95.41% 95.38% 94.13% 98.89% 46,538 6,530 26,209 10,150 24,499 2026 2028 2020 2021 2022 9,423 3 2029+ 11.04 12.19 11.89 12.29 11.89 1Q19 4Q18 15.91% 2Q19 3Q19 4Q19 4 Tier 2 AT1 CET1 16.90% 16.50% 16.37% 16.89%

Continued Growth in High - Margin Loans Supports NII Expansion While Offsetting Slight Declines in Corporate and SME Loans 14 Net Interest Income and NIM 1  NII grew 3.2% YoY, principally due to: ▪ Strong interest income from: Investment in securities: +13.2% Credit cards: +8.0% Loan portfolio (ex - credit cards): +2.7%  NIM declined 5 bps YoY to 5.39% in 4Q19 and improved 14 bps YoY to 5.61% in 12M19 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net interest income (4Q19*4) divided by daily average interest earnings assets (4Q19). Year to date = Annualized net interest income (12M19) divided by daily average interest earnings assets (12M19) . 5.47 66,353 12M18 5.61 12M19 61,408 +8.1% 5.44 5.58 4Q18 5.74 1Q19 5.76 2Q19 3Q19 5.39 4Q19 16,203 16,449 16,588 16,589 16,727 +0.8% +3.2%

Continued Strong Credit Card Usage and Robust Growth in Insurance Fees Offset Weaker Cash Management and Financial Advisory Revenues 15 Net Commissions and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Includes fees from collections and payments, account management, checks, foreign trade and others. 4Q18 1Q19 3Q19 2Q19 4Q19 4,426 4,230 4,697 4,580 4,325 - 5.6% +2.2% 18,028 12M19 12M18 16,832 +7.1% Credit cards 32% Insurance 27% Cash management* 25% Financial advisory services 3% Investment funds 9% Purchase - sale of securities and money market transactions 4% Var YoY Var YoY 4Q18 3Q19 4Q19 $$ % 12M18 12M19 $$ % Credit cards 1,298 1,395 1,465 167 12.9% 4,507 5,497 990 22.0% Insurance 1,081 1,178 1,242 161 14.9% 4,468 4,915 447 10.0% Cash management 1 1,240 1,240 1,115 (125) (10.1%) 5,013 4,924 (89) (1.8%) Financial advisory services 212 408 121 (91) (42.9%) 1,201 1,199 (2) (0.2%) Investment funds 395 399 404 9 2.3% 1,568 1,567 (1) (0.1%) Purchase - sale of securities and money market transactions 169 168 186 17 10.1% 793 728 (65) (8.2%) Bank correspondents (165) (208) (208) (43) 26.1% (718) (802) (84) 11.7% Net commisions and fees 4,230 4,580 4,325 95 2.2% 16,832 18,028 1,196 7.1%

NII and Fee Income Drive Higher Core Earnings While Trading Revenue Sees Fourth Sequential Improvement 16 Gross Operating Income 1 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. 2Q19 4Q18 1Q19 4Q19 3Q19 20,245 21,207 21,849 22,270 22,513 +1.1% +11.2% Net Interest Income 74.3% Net Commissions and Fees 19.2% Market related revenue 6.5% 12M18 12M19 80,232 87,839 +9.5% Var YoY Var YoY 4Q18 3Q19 4Q19 Var $$ Var % 12M18 12M19 Var $$ Var % Net Interest Income 16,203 16,589 16,727 524 3.2% 61,408 66,353 4,945 8.1% Net Commissions and Fees 4,230 4,580 4,325 95 2.2% 16,832 18,028 1,196 7.1% Market related revenue (188) 1,101 1,461 1,649 — 1,992 3,458 1,466 73.6% Gross Operating Income * 20,245 22,270 22,513 2,268 11.2% 80,232 87,839 7,607 9.5%

12M18 2.60% 12M19 2.72% - 12 bps Key Risk Measures Remain at Healthy Levels, With CoR Down 12 bps YoY 17 Loan Loss Reserves (LLR) Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. 2Q19 4Q18 1Q19 3Q19 4Q19 4,862 4,454 4,838 4,318 4,478 +8.6% +0.5% Cost of Risk 1 2.72% 1Q19 4Q18 2Q19 3Q19 4Q19 2.69% 2.70% 2.62% 2.60% - 2bps - 12 bps 12M19 12M18 17,751 18,112 +2.0% NPL Ratio 4Q18 3Q19 4Q19 Var YoY (bps) Var QoQ (bps) Consumer 3.84% 3.88% 3.81% (3) (7) Credit Card 4.28% 4.25% 4.14% (14) (11) Other consumer 3.40% 3.51% 3.46% 6 (5) Mortgages 4.36% 4.01% 4.13% (23) 12 Commercial 2 1.31% 1.34% 1.25% (6) (9) SMEs 1.90% 2.52% 2.42% 52 (10) NPL ratio 2.36% 2.33% 2.28% (8) (5)

Administrative & Promotional Expenses
+12.1%
+10.1%
9,228
9,256
9,482
9,783
10,344
+5.7%
35,294
38,865
4Q18
1Q19
2Q19
3Q19
4Q19
12M18
12M19

Efficiency[1]
+58bps
+23bps
46.63%
44.81%
44.29%
45.11%
47.21%
+210bps
45.14%
45.37%
4Q18
1Q19
2Q19
3Q19
4Q19
12M18
12M19

Expenses Breakdown & Performance

Santander

18

45.14% 12M19 45.37% 12M18 +23 bps Expenses and Efficiency Ratio Reflect Final Year of Strategic Investments 18 Administrative & Promotional Expenses Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized opex (4Q19*4) as percentage of annualized income before opex - net of allowances (4Q19*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (12M19). Efficiency 1 2Q19 3Q19 4Q18 4Q19 1Q19 10,344 9,228 9,256 9,482 9,783 +5.7% +12.1% 4Q18 45.11% 2Q19 1Q19 3Q19 4Q19 44.29% 46.63% 44.81% 47.21% +210bps +58 bps Expenses Breakdown & Performance 12M18 12M19 35,294 38,865 +10.1% Var YoY Var YoY 4Q18 3Q19 4Q19 $$ % 12M18 12M19 $$ % Personnel 3,156 4,012 3,843 687 21.8% 14,758 15,698 940 6.4% Administrative expenses 4,424 4,051 4,535 111 2.5% 14,431 15,995 1,564 10.8% Depreciation and amortization 830 868 1,125 295 35.5% 2,971 3,819 848 28.5% IPAB 818 852 841 23 2.8% 3,134 3,353 219 7.0% Administrative & prom expenses 9,228 9,783 10,344 1,116 12.1% 35,294 38,865 3,571 10.1%

Net Income

+7.1%
+8.9%
-10.9%
4,590
5,291
5,608
5,517
4,916
19,584
21,332
4Q18
1Q19
2Q19
3Q19
4Q19
12M18
12M19

ROAE[1]

-30bps
-5bps
-175bps
15.18%
16.40%
17.29%
16.63%
14.88%
16.19%
16.14%
4Q18
1Q19
2Q19
3Q19
4Q19
12M18
12M19

Effective Tax Rate

+688bps
+354bps
+97bps
19.81%
25.29%
24.96%
25.72%
26.69%
22.10%
25.64%
4Q18
1Q19
2Q19
3Q19
4Q19
12M18
12M19

Profit Before Taxes

+17.2%
+14.1%
-9.7%
5,724
7,082
7,473
7,427
6,706
25,139
28,688
4Q18
1Q19
2Q19
3Q19
4Q19
12M18
12M19

Santander

19

12M18 21,332 12M19 19,584 +8.9% Net Income Up 7.1% YoY While Down 10.9% Sequentially, Impacted by Strategic Investments and Substantially Higher Effective Tax Rate 19 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net income (4Q19*4) as percentage of average equity (4Q18,4Q19). Year to date = Annualized cumulative net income as percentage of average equity (4Q18,4Q19). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 3Q19 2Q19 4Q18 1Q19 4Q19 4,916 4,590 5,291 5,608 5,517 - 10.9% +7.1% 17.29% 14.88% 4Q18 2Q19 1Q19 3Q19 4Q19 15.18% 16.40% 16.63% - 175bps - 30bps 4Q19 4Q18 2Q19 1Q19 3Q19 19.81% 25.29% 24.96% 25.72% 26.69% +97bps +688bps 3Q19 2Q19 4Q18 1Q19 4Q19 7,427 7,082 5,724 7,473 6,706 - 9.7% +17.2% 12M19 12M18 16.19% 16.14% - 5bps 12M18 22.10% 12M19 25.64% +354bps 12M18 28,688 12M19 25,139 +14.1%

Santander México 2019 Guidance Review 20 1) Revised on October 31, 2019. 2) According to changes in accounting criteria issued by the National Banking and Securities Commission in 2018 - Recognition of the recovery of credits previously cancelled against the item "Allowance for loan losses" . Total Loans Δ 2% - 4% 4.5% Total Deposits Δ 0% - 2% - 0.2% Cost of Risk (Net of recoveries ) 2.8% - 3.0% 2 2.6% Cost of Risk (Comparable) 3.1% - 3.3% 3.1% Expenses Δ 10% - 12% 10.1% Tax Rate 24% - 25% 25.6% Net Income Δ 5% - 7% 8.9% Metrics 2019 Target 1 2019 Results

2020 Guidance Total Loans Δ 5% - 7% Total Deposits Δ 2% - 4% Cost of Risk (Net of recoveries ) 2.7% - 2.9% Expenses Δ 5% - 7% Tax Rate 26% - 27% Net Income Δ 3% - 5% 21 Metrics 2020 Target

Questions and Answers

23 Annexes

Macroeconomic

GDP Growth (%)

2.1
2.1
0.1
0.0*
0.9*
1.7
2017
2018
2019E
2020E
2021E

Average Exchange Rate
(MXP/USD)

20.6
20.9
18.9
19.2
19.3
19.9
20.2
2017
2018
2019
2020E
2021E

Annual Inflation Rate (%)

Central Bank Monetary Policy
(%, end of year)

Santander

Source: INEGI, Banxico and Santander
*Revised from previous quarter

24

Macroeconomic 24 Source: INEGI, Banxico and Santander *Revised from previous quarter GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 2.1 2.1 1.7 0.0 * 2017 2018 2019E 2020E 2021E 0.9 * 18.9 19.2 19.3 19.9 20.2 2017 2019 2018 2020E 2021E 6.8 4.8 2.8 3.6 3.5 2017 2018 2019 2020E 2021E 7.25 8.25 7.25 6.50 6.50 2017 2020E 2018 2019 2021E 20.6 0.1 20.9 7.00

Consolidated Income Statement 25 Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 4Q18 3Q19 4Q19 QoQ YoY 12M18 12M19 YoY Interest income 30,489 30,465 31,544 3.5 3.5 112,822 123,338 9.3 Interest expense (14,286) (13,876) (14,817) 6.8 3.7 (51,414) (56,985) 10.8 Net interest income 16,203 16,589 16,727 0.8 3.2 61,408 66,353 8.1 Provisions for loan losses (4,838) (4,478) (4,862) 8.6 0.5 (17,751) (18,112) 2.0 Net interest income after provisions for loan losses 11,365 12,111 11,865 (2.0) 4.4 43,657 48,241 10.5 Commission and fee income 5,885 6,504 6,250 (3.9) 6.2 23,083 25,256 9.4 Commission and fee expense (1,655) (1,924) (1,925) 0.1 16.3 (6,251) (7,228) 15.6 Net gain (loss) on financial assets and liabilities (188) 1,101 1,461 32.7 — 1,992 3,458 73.6 Other operating income (455) (582) (601) 3.3 32.1 (2,048) (2,174) 6.2 Administrative and promotional expenses (9,228) (9,783) (10,344) 5.7 12.1 (35,294) (38,865) 10.1 Operating income 5,724 7,427 6,706 (9.7) 17.2 25,139 28,688 14.1 Current income taxes (2,034) (1,958) (2,108) 7.7 3.6 (5,615) (7,099) 26.4 Deferred income taxes (net) 900 48 318 562.5 (64.7) 60 (257) (528.3) Net income 4,590 5,517 4,916 (10.9) 7.1 19,584 21,332 8.9

Consolidated Balance Sheet 26 Source: Company filings under CNBV GAAP, in million pesos. % Variation Dic - 18 Sep - 19 Dic - 19 QoQ YoY Funds available 70,151 66,997 85,628 27.8 22.1 Margin accounts 3,689 5,319 5,152 (3.1) 39.7 Investment in securities 317,781 365,999 360,682 (1.5) 13.5 Debtors under sale and repurchase agreements 37,881 14,747 4,154 (71.8) (89.0) Derivatives 162,891 182,761 160,129 (12.4) (1.7) Valuation adjustment for hedged financial assets 6 253 234 (7.5) — Total loan portafolio 682,848 697,326 713,680 2.3 4.5 Allowance for loan losses (21,100) (21,299) (21,494) 0.9 1.9 Loan portafolio (net) 661,748 676,027 692,186 2.4 4.6 Accrued income receivable from securitization transactions 127 80 157 96.3 23.6 Other receivables (net) 89,089 110,974 64,076 (42.3) (28.1) Foreclosed assets (net) 270 231 227 (1.7) (15.9) Property, furniture and fixtures (net) 8,714 9,715 10,545 8.5 21.0 Long - term investment in shares 91 90 90 0.0 (1.1) Deferred taxes and deferred profit sharing (net) 20,418 18,702 19,154 2.4 (6.2) Deferred charges, advance payments and intangibles 8,679 8,808 9,541 8.3 9.9 Other 35 38 39 2.6 11.4 Total assets 1,381,570 1,460,741 1,411,994 (3.3) 2.2 Deposits 738,537 738,723 745,882 1.0 1.0 Bank and other loans 57,083 51,640 45,279 (12.3) (20.7) Creditors under sale and repurchase agreements 100,689 162,216 192,835 18.9 91.5 Securities lending 1 0 0 — (100.0) Collateral sold or pledged as guarantee 30,539 30,611 8,923 (70.9) (70.8) Derivatives 163,206 176,569 152,422 (13.7) (6.6) Valuation adjustment of financial liabilities hedging (24) 14 5 (64.3) — Other payables 128,318 125,472 93,398 (25.6) (27.2) Subordinated credit notes 37,228 35,464 34,267 (3.4) (8.0) Deferred revenues and other advances 300 332 288 (13.3) (4.0) Total liabilities 1,255,877 1,321,041 1,273,299 (3.6) 1.4 Total stockholders' equity 125,693 139,700 138,695 (0.7) 10.3

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Santander

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